
Invesco

Invesco Ltd.
Notice of 2020 Annual General Meeting of Shareholders

Proxy Statement

Your vote is important: Please vote by using the Internet, the telephone or by signing, dating and returning a proxy card



Our purpose

Delivering an investment experience that helps people get more out of life

Our multi-year strategic objectives

- Achieve strong investment performance
- Be instrumental to our clients' success
- Harness the power of our global platform
- Perpetuate a high-performance organization

Our beliefs put clients at the center of everything we do

- Pure focus on investing
- Passion to exceed
- Diversity of thought and a collaborative culture
- A comprehensive range of capabilities enables us to meet the unique needs of clients
- A high-conviction approach is more impactful
- Patience leads to better results over time

Our beliefs enable us to

- Inspire the consistent behaviors and discipline that help generate strong, long-term investment performance for our clients
- Maintain an engaging work environment that helps us attract, develop, motivate and retain the best talent in the industry

A Letter to Our Shareholders from Our Chair of the Board and Chief Executive Officer



G. Richard Wagoner, Jr. has served as Chair since 2019 and as a non-executive director of our company since 2013



Martin Flanagan has been a director and President and Chief Executive Officer of our company since 2005.

Dear Fellow Shareholder,

Let us start by expressing our sincere appreciation for your continued support as an Invesco shareholder. Our Board of Directors, leadership and employees worldwide are committed to further strengthening our business and providing a good return on your investment in Invesco.

A look back at 2019

The past year was another challenging one for the asset management industry, with increasing competition, continued pricing and cost pressures, further concentration of relationships among clients and a volatile geopolitical environment. But, at the same time, opportunities within the industry continued to expand, including China's moves to further open its market to foreign asset managers, greater demand for customized solutions and value-added services, and the growing use of technology. Combined, the challenges and opportunities in our industry continue to widen the gap between global, increasingly scaled firms such as Invesco and those that are not as well positioned to address these trends.

We made significant progress in a number of key areas in 2019 (discussed below), but also experienced challenges that contributed to the underperformance of our stock price relative to peers, including the following:

- Invesco has a significant global presence in key markets that provides a meaningful advantage over peer firms. However, as one of the leading investment managers in the UK and Europe, our business was impacted by continuing uncertainties surrounding Brexit. Additionally, our strong position in Asia Pacific meant that Invesco was more affected than others by market uncertainties over the trade issues between China and the US.
- Underperformance in several key investment capabilities that had previously been strong performers, plus the challenge of completing one of the largest acquisitions in the industry's history as we worked to integrate OppenheimerFunds, contributed to long-term net outflows for the year totaling $34.4 billion (which represented an 11.8% improvement from 2018).

Building our business for long-term success

The most significant undertaking for Invesco in 2019 was the completion of our acquisition of OppenheimerFunds, and the integration of our two firms. We view the combination as a multi-year growth story that deepened our relationships with clients in the US, expanded the capabilities we can offer globally and further scaled our business for the benefit of clients and shareholders. We remain intently focused on delivering the additional capabilities achieved through the acquisition to US Wealth Management Intermediaries, and institutional and ex-US markets, while delivering the benefits of our greater scale to our clients and shareholders.

The combination enhanced our business in ways that will contribute to our success over the long term. Even though we only combined the two firms in midyear, we are seeing early signs that illustrate the strength of the combination. For example, for 2019, Invesco delivered powerful results[1]:

- We ended the year with record total AUM of $1.2 trillion – an increase of 38% over the prior year – and higher AUM across all channels and regions.
- We achieved record levels of revenue and operating profits for the year.
- We achieved significant expense synergies, delivering them ahead of schedule and – at $501 million on an annualized basis – more than $25 million above our original target. We will continue to look at delivering further synergies in 2020.
- Lastly, we're particularly pleased to have returned $1.2 billion to shareholders in 2019 through dividends and share repurchases, providing a 15% total shareholder return.

Taken together, the acquisition and our continuing efforts to enhance our business in 2019 further expanded the broad range of capabilities Invesco uses to create solutions that deliver the outcomes clients are seeking. Our work over the past year also further strengthened the firm's effectiveness and efficiency, providing greater economies of scale that will enable us to provide a higher level of value to clients and further improve our competitive position. We believe the further deepening of client relationships, expanded capabilities and additional scale achieved in 2019 meaningfully enhance our ability to grow our business, and compete and win in a dynamic market environment.

We look with confidence to the future
Looking ahead, our industry will continue to undergo dramatic change, driven by a number of potentially disruptive trends, including:
- The growth of passive investments, ETFs and alternatives;
- Continued pressure on fees;
- Client desire to deepen relationships with fewer investment managers;
- The growing role of technology; and
- Continued growth in China.

We've taken a number of steps over the past several years to position Invesco ahead of these macrotrends, and we're confident that the investments made in 2019 will drive greater shareholder value over the long term.

We are keenly focused on improving our net investment flow performance, and believe we are well-positioned to do so, based on a number of factors:
- Improving equity investment performance in several of our capabilities with high demand and continued strength in our fixed income performance.
- The completion of the integration of the Invesco and OppenheimerFunds US sales teams, which are now fully focused on meeting client needs.
- Continued strong momentum in our growing Greater China business. Greater China, with $73 billion in assets under management and $8 billion in net flows[2], is one of Invesco's fastest-growing businesses.
- Continued growth in our leading ETF business. Invesco ETFs is the 4th-largest ETF provider in the US and globally, and the 2nd-largest provider of Smart Beta ETFs in the US[3].
- An innovative digital wealth platform that is well-positioned for future growth. The opportunities for Invesco in this area are enormous and growing, as evidenced by the recent announcement that Citibank will use our digital advice platform for its Citi Wealth Builder digital investment platform.
- A strong institutional pipeline, including large wins in Invesco Solutions, which draws on Invesco's comprehensive range of capabilities to build portfolios for clients matched to their investment objectives.

As we progress through 2020, the outbreak of the coronavirus represents a significant challenge for the industry and for businesses across the globe. We are of course closely monitoring developments related to COVID-19 and its impact on the financial markets and global economy. The primary focus of our efforts is to ensure the health and safety of our employees, preserve our ability to meet client needs and run a disciplined business for the benefit of shareholders in a highly dynamic market environment.

Your Board remains highly confident in the leadership, strategy and direction of the firm. We believe the work the company has done over the past few years places Invesco in a strong position to meet client needs, compete in a dynamic operating environment and provide compelling returns for shareholders.

Regards,



G. Richard Wagoner, Jr.
Chair and Non-Executive Director

Marty Flanagan
President and CEO

Sourcing
1 Invesco data as of 12/31/19.
2 Invesco data for full year 2019.
3 Invesco research as of 12/31/19.

Notice of 2020 Annual General Meeting of Shareholders

To our Shareholders:

The 2020 Annual General Meeting of Shareholders of Invesco Ltd. will be held at the following location and for the following purpose:

When	Thursday, May 14, 2020, at 1:00 p.m., Eastern Time
Where	Invesco Ltd. Headquarters[1] 1555 Peachtree Street, NE, Suite 1800 Atlanta, GA 30309

Items of business

1	To elect eight (8) directors to the Board of Directors to hold office until the annual general meeting of shareholders in 2021
2	To hold an advisory vote to approve the company's executive compensation
3	To appoint PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the fiscal year ending December 31, 2020
4	To consider and act upon such other business as may properly come before the meeting or any adjournment thereof

During the Annual General Meeting, the audited consolidated financial statements for the fiscal year ended December 31, 2019 of the company will be presented.

Who can vote

Only holders of record of Invesco Ltd. common shares on March 12, 2020 are entitled to notice of, to attend and vote at the Annual General Meeting and any adjournment or postponement thereof. Beginning on March 25, 2020, we mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access this Proxy Statement and our Annual Report via the Internet to eligible shareholders.

Review your Proxy Statement and vote in one of four ways:

			
Via the Internet Visit the web site listed on your Notice	**By telephone** Call the telephone number listed on your Notice	**By mail** Sign, date and return a requested proxy card	**In person** Attend the Annual General Meeting

By order of the Board of Directors,

Kevin M. Carome
Company Secretary
March 25, 2020

1 As part of our precautions regarding the coronavirus or COVID-19, we are planning for the possibility that the annual meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be available at www.invesco.com.

Table of contents

Proxy Statement Summary

Our 2019 highlights

As noted in the letter to our shareholders, the most significant undertaking for Invesco in 2019 was the completion of our acquisition of OppenheimerFunds, and the integration of our two firms. We view the combination as a multi-year growth story that deepened our relationships with clients in the US, expanded the capabilities we can offer globally and further scaled our business for the benefit of clients and shareholders. We remain intently focused on delivering the additional capabilities achieved through the acquisition to US Wealth Management Intermediaries, and institutional and ex-US markets, while delivering the benefits of our greater scale to our clients and shareholders.

The combination enhanced our business in ways that will contribute to our success over the long term. Even though we only combined the two firms in midyear, we are seeing early signs that illustrate the strength of the combination. For example, for 2019, Invesco delivered powerful results[1]:

- We ended the year with record total AUM of $1.2 trillion – an increase of 38% over the prior year – and higher AUM across all channels and regions.
- We achieved record levels of revenue and operating profits for the year.
- We achieved significant expense synergies, delivering them ahead of schedule and – at $501 million on an annualized basis – more than $25 million above our original target. We will continue to look at delivering further synergies in 2020.
- Lastly, we returned $1.2 billion to shareholders in 2019 through dividends and share repurchases, providing a 15% total shareholder return.

While we made significant progress in a number of key areas in 2019, we also experienced challenges that contributed to the underperformance of our stock price relative to peers, including the following:

- Invesco has a significant global presence in key markets that provides a meaningful advantage over peer firms. However, as one of the leading investment managers in the UK and Europe, our business was impacted by continuing uncertainties surrounding Brexit. Additionally, our strong position in Asia Pacific meant that Invesco was more affected than others by market uncertainties over the trade issues between China and the US.
- Underperformance in several key investment capabilities that had previously been strong performers, plus the challenge of completing one of the largest acquisitions in the industry's history as we worked to integrate OppenheimerFunds, contributed to long-term net outflows for the year totaling $34.4 billion (which represented an 11.8% improvement from 2018).

2019 Financial performance (year-over-year change)

Annual adjusted operating income[a]	Annual adjusted operating margin[a]	Annual adjusted diluted EPS[a]	Annual AUM growth
$1.7 billion (+19%)	37.5% (+1 percentage point)	$2.55 (+5%)	+38% (+8.2 percentage points)

a The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix A of this Proxy Statement regarding Non-GAAP financial measures.

CEO compensation

In determining Mr. Flanagan's 2019 compensation, the compensation committee considered a variety of factors, including the positive achievements and outcomes of the company's multi-year strategic objectives as discussed on page 2, the accomplishments of the combination of OppenheimerFunds with Invesco, including the accelerated and exceeded achievement of captured synergy targets, and the

1 Invesco data as of Dec. 31, 2019.

overall scorecard of company performance as discussed on page 39. The committee is highly supportive of Mr. Flanagan and his executive team as they continue to drive the performance and strategic direction of the company.

For 2019, the committee decided that Mr. Flanagan's total incentive compensation should be $11.46 million, which is 84.9% of his 2019 incentive target of $13.5 million. Mr. Flanagan's total 2019 compensation is up 10.2% from 2018. However, for both 2018 and 2019, Mr. Flanagan's total compensation is down 20.1% and 11% from 2017, respectively.

We continued to successfully execute our strategic objectives for the benefit of clients and shareholders
We focus on four key multi-year strategic objectives set forth in the table below that are designed to sharpen our focus on meeting client needs, further strengthen our business over time and help ensure our long-term success. As described below, in 2019 we made significant progress against our strategic objectives and enhanced our ability to deliver strong outcomes to clients while further positioning the firm for long-term success.

Our strategic objectives	2019 achievements – positioning the firm ahead of where our clients, the markets and our industry are heading
Achieve strong long-term investment performance	– As a result of the acquisition, we are better positioned to deliver strong outcomes for clients, since overall performance rankings for US mutual funds are consistently stronger for the combined firm than for either firm independently.[1] – Invesco won the Deal of the Year honor at the 26th annual Mutual Fund Industry Awards for the acquisition of OppenheimerFunds, which brought a highly complementary set of investment capabilities that strengthened investment performance and enabled us to provide better outcomes for clients.

Be instrumental to our clients' success	– Continued to build our comprehensive range of active, passive and alternative capabilities while strengthening our scale and relevance in key capabilities:
	  – Strengthened our market-leading solutions capabilities by further leveraging our solutions team
	  – One of the industry's strongest and most experienced solutions teams to deliver customized outcomes for clients.
	  – Invesco QQQ celebrated 20 years of curating innovation. Since its inception in 1999, Invesco QQQ has grown to become one of the largest, most-traded and highest-performing ETFs in the history of the industry.
	  – Invesco High Yield Equity Dividend was named one of the top 5 dividend funds for the past five years by Barron's.
	  – Invesco launched a Blockchain ETF on the London Stock Exchange, providing an innovative way for investors to participate in this technology.
	  – Invesco launched Gilt ETFs, giving investors access to UK government bonds across the full maturity spectrum.

Harness the power of our global platform	– Further expanded and enhanced our ability to help our advisor clients engage with their clients and improve their investment experience through the expansion of our digital wealth platform. – Principles for Responsible Investment, a world leading proponent of responsible investment, rated Invesco with an A+ rating for the 3rd consecutive year.
Perpetuate a high-performance organization	– A number of our investment teams were recognized by leading financial publications and the industry. Invesco was ranked #2 among foreign firms in China by Z-Ben Advisors in its 2019 China Ranking Report. – Further strengthened our investment, distribution and support teams through the acquisition of OppenheimerFunds and our efforts to attract, develop, motivate and retain the best talent in the industry. – Continued to make progress toward our commitment to improve diversity at all levels and in all functions across our global business.

1 Lipper, Invesco estimates. Calculated on a 3-year rolling basis since 2010 and based on US retail mutual funds only.

Our Directors and their qualifications

The Board believes that all of the directors are highly qualified. As the biographies below show, the directors have the significant leadership and professional experience, knowledge and skills necessary to provide effective oversight and guidance for Invesco's global strategy and operations. As a group, they represent diverse views, experiences and backgrounds. All the directors possess the characteristics that are essential for the proper functioning of our Board. All the directors are independent with the exception of our chief executive officer.

					Committee memberships			Director qualifications							
	Name	Age	Director since	Other public boards	A	C	NCG	Public company CEO	Executive leadership	Industry experience	Global business or government experience	Financial and accounting expertise	IT industry experience	Legal expertise	Public company board experience
Director nominees	**Sarah E. Beshar** Former Partner, Davis Polk	61	2017	–	M	M	M			■				■	
Director nominees	**Martin L. Flanagan** President and CEO, Invesco Ltd.	59	2005	–	–	–	–	■	■	■	■	■			
Director nominees	**William F. Glavin, Jr.** Former Vice Chair of MassMutual Asset Management Holding Co.	61	2019	1	M	M	M		■	■	■				
Director nominees	**C. Robert Henrikson** Former President and CEO, MetLife, Inc. and Metropolitan Life Insurance Company	72	2012	–	M	Ch	M	■	■	■	■				■
Director nominees	**Denis Kessler** Chairman and CEO, SCOR SE	68	2002	2	–	M	M	■	■	■	■				■
Director nominees	**Sir Nigel Sheinwald** Former United Kingdom Senior Diplomat	66	2015	1	M	M	M		■		■				■
Director nominees	**G. Richard Wagoner, Jr.** Former Chairman and CEO, General Motors Corporation	67	2013	1	M	M	M	■	■		■	■			■
Director nominees	**Phoebe A. Wood** Former Vice Chairman and CFO, Brown-Forman Corporation	66	2010	3	Ch	M	M		■		■	■			■
Retiring Director	**Joseph R. Canion**[1] Former CEO, Compaq Computer Corporation	75	1997	–	–	–	Ch	■	■		■		■		■

Key: A – Audit **C** – Compensation **NCG** – Nomination and Corporate Governance **M** – Member **Ch** – Chair

1 Mr. Canion has not been nominated for re-election to the Board because he has reached the mandatory retirement age.

Governance highlights

Board refreshment
- Directors may not stand for election after age 75.
- Added 3 new directors to the Board since 2015.
- Increased Board diversity over the past 4 years.

Independence
- 8 of our 9 directors are independent.
- Our chief executive officer is the only management director.
- All of our Board committees are composed exclusively of independent directors.

Independent Chair
- We have an independent Chair of our Board of Directors, selected by the independent directors.
- The Chair serves as liaison between management and the other independent directors.

Board oversight of risk management
- Our Board has principal responsibility for oversight of the company's risk management process and understanding of the overall risk profile of the company.

Accountability
- Directors are elected for a one-year term.
- A meeting of shareholders may be called by shareholders representing at least 10% of our outstanding shares.

Board practices
- Our Board annually reviews its effectiveness as a group with a questionnaire and confidential and private one-on-one interviews coordinated by an independent external advisor that reports results of the annual review in person to the Board.
- Nomination criteria are adjusted as needed to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience.

Executive sessions
- The independent directors regularly meet in private without management.
- The Chair presides at these executive sessions.

Share ownership requirements
- Require directors and executives to maintain an ownership level of our stock.



Board member highlights

Non-Executive Directors

Average tenure

9
years

Average age

67



Diversity



2 of 9 directors are female



2 of 9 directors are outside of the U.S.

Director independence



8 of 9 directors are independent

Tenure

0-3 years	4-10 years	10+ years
	4 directors	
		3 directors
2 directors		

Director tenure

Our directors contribute a wide range of knowledge, skills and experience. We believe the tenure of the members of our Board of Directors provides the appropriate balance of expertise, experience, continuity and perspective to our board to serve the best interests of our shareholders.

We believe providing our Board with new perspectives and ideas is an important component to a well-functioning board. Our directors may not stand for election after the age of 75. As the Board considers new director nominees, it takes into account a number of factors, including nominees that have skills that will match the needs of the company's long-term global strategy and will bring diversity of thought, global perspective, experience and background to our Board.

While the Board has no formal policy regarding diversity, it is anticipated that as the Board reviews its needs for additional directors, the Board will consider women and diverse candidates. For more information on our director nomination process, see **Information about Director Nominees – Director Recruitment**.

Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invesco Ltd. ("Board" or "Board of Directors") for the Annual General Meeting to be held on Thursday, May 14, 2020, at 1:00 p.m. Eastern Time. Please review the entire Proxy Statement and the company's 2019 Annual Report on Form 10-K before voting. In this Proxy Statement, we may refer to Invesco Ltd. as the "company," "Invesco," "we," "us" or "our."

Proposal
1

Election of Directors

You are being asked to cast votes for eight directors: Sarah E. Beshar, Martin L. Flanagan, William F. Glavin, Jr., C. Robert Henrikson, Denis Kessler, Sir Nigel Sheinwald, G. Richard Wagoner, Jr. and Phoebe A. Wood. Mr. Canion has not been nominated for re-election to the Board because he has reached the mandatory retirement age.

A director holds office until such director's successor has been duly elected and qualified or until such director's death, resignation or removal from office under our Bye-Laws. Each director is elected for a one-year term ending at the 2021 Annual General Meeting.

All nominees are current directors of the company. Further information regarding the nominees is shown on the following pages. Each nominee has indicated to the company that he or she would serve if elected. We do not anticipate that any director nominee will be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director nominee will be cast for the substituted candidate.

Under our Bye-Laws, at any general meeting held for the purpose of electing directors at which a quorum is present, each director nominee receiving a majority of the votes cast at the meeting will be elected as a director. If a nominee for director who is an incumbent director is not elected and no successor has been elected at the meeting, the director is required under our Bye-Laws to submit his or her resignation as a director. Our nomination and corporate governance committee would then make a recommendation to the full Board on whether to accept or reject the resignation. If the resignation is not accepted by the Board, the director will continue to serve until the next annual general meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. If the director's resignation is accepted by the Board, then the Board may fill the vacancy. However, if the number of nominees exceeds the number of positions available for the election of directors, the directors so elected shall be those nominees who have received the greatest number of affirmative votes cast in person or by proxy.

Recommendation of the board
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE DIRECTOR NOMINEES.
This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

Information about Director Nominees

Listed below are the names, ages as of March 25, 2020 and principal occupations for the past five years of the director nominees.



Sarah E. Beshar
Non-executive director

Age
61

Tenure
3 Years

Committees:
- Audit
- Compensation
- Nominating and Governance

Qualifications:
- Industry expertise
- Legal expertise

Director nominees for 2020

Sarah E. Beshar

Sarah Beshar has served as a non-executive director of our company since 2017 and has been an attorney with Davis Polk & Wardwell LLP for over 30 years. She joined the firm in 1986 and was named a partner in the Corporate Department in 1994. During more than three decades as a corporate lawyer, Ms. Beshar has advised Fortune 500 companies on an array of legal issues. She also served in a number of management roles at the firm, including as the lead partner of one of the firm's largest financial services clients from 2008 to 2015. She presently serves as Senior Counsel at the firm.

Ms. Beshar is a member of the corporate board of Lincoln Center, a conservation fellow of the Whitney Museum, a trustee of the Episcopal Charities and a member of the US board of the University of Western Australia. In 2018, she was appointed a Director of the Board of the US Asia Center, Australia's preeminent foreign policy and trade think tank. Ms. Beshar graduated from the University of Western Australia with a B.A. in Law and Jurisprudence in 1981. Ms. Beshar also graduated from Oxford University in 1984 with a Bachelor of Civil Law degree from Magdalen College. She was awarded an Honorary Doctorate in Law from the University of Western Australia in 2015.

Director qualifications
- **Relevant industry experience:** As a member of her firm's capital markets practice, as an advisor to some of the largest global companies, and with significant experience in the development of new financial products, Ms. Beshar has broad exposure and experience to the issues in our industry.
- **Legal and regulatory expertise:** Ms. Beshar has over three decades of experience as a corporate lawyer and strategic advisor on the legal issues facing large financial services companies such as Invesco. Ms. Beshar has significant experience in U.S. and global capital markets transactions, as well as securities, compliance, and corporate governance issues. In addition, Ms. Beshar led large teams at Davis Polk advising financial institutions on complex investment products for both retail and institutional investors. The breadth of Ms. Beshar's background is particularly helpful to the Board of Directors of Invesco as it assesses the legal and strategic ramifications of key business priorities and initiatives.



Martin L. Flanagan
President and CEO

Age	Tenure
59	15 Years

Qualifications:
- Public company CEO
- Executive leadership
- Industry experience
- Global business experience
- Financial and accounting experience

Martin L. Flanagan

Martin Flanagan has been a director and President and Chief Executive Officer of Invesco since 2005. He is also a trustee and vice-Chair of the Invesco Funds (the company's U.S. open- and closed-end funds). Mr. Flanagan joined Invesco from Franklin Resources, Inc., where he was president and co-chief executive officer from 2004 to 2005. Previously, he held numerous positions of increasing responsibility at Franklin – co-president, chief operating officer, chief financial officer and senior vice president from 1993 to 2003. Mr. Flanagan served as director, executive vice president and chief operating officer of Templeton, Galbraith & Hansberger, Ltd. before its acquisition by Franklin in 1992. Before joining Templeton in 1983, he worked with Arthur Andersen & Co. He serves on the Board of Governors and as a member of the Executive Committee for the Investment Company Institute, and is a former Chair of the association. He also serves as a member of the executive board at the SMU Cox School of Business and is involved in a number of civic activities in Atlanta. Mr. Flanagan is a CFA charterholder and a certified public accountant. Mr. Flanagan earned a B.A. and B.B.A. from Southern Methodist University (SMU).

Director qualifications
- **Public company CEO, relevant industry experience:** Mr. Flanagan has spent over 30 years in the investment management industry, including roles as an investment professional and a series of executive management positions in business integration, strategic planning, investment operations, shareholder services and finance. Through his decades of involvement, including as former Chair of our industry's principal trade association, the Investment Company Institute, he has amassed a broad understanding of the larger context of investment management.
- **Financial and accounting expertise:** Mr. Flanagan obtained extensive financial accounting experience with a major international accounting firm and serving as chief financial officer of Franklin Resources. He is a chartered financial analyst and certified public accountant.



William F. Glavin, Jr.
Non-executive director

Age	Tenure
61	1 Years

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Industry experience
- Global business experience

William F. Glavin, Jr.

William ("Bill") F. Glavin, Jr. has served as a non-executive director of our company since May 2019 and is nominated pursuant to a shareholder agreement with Massachusetts Mutual Life Insurance Company described on pages 66-68.
Mr. Glavin served as vice chairman of MassMutual Asset Management Holding Co. from 2015 until his retirement in 2017. Previously, Mr. Glavin served as chair of OppenheimerFunds Inc., ("OppenheimerFunds"), from 2009 to 2015, as chief executive officer from 2009 to 2014, and as president from 2009 to 2013. Prior to joining OppenheimerFunds Inc., Mr. Glavin held several senior executive positions at MassMutual Financial Group, including co-chief operating officer from 2007 to 2008 and executive vice president, U.S. Insurance Group from 2006 to 2008. He served as president and chief executive officer of Babson Capital Management LLC ("Babson"), from 2005 to 2006, and chief operating officer of Babson from 2003 to 2005. Prior to joining MassMutual, Mr. Glavin was president and chief operating officer of Scudder Investments from 2000 to 2003. Mr. Glavin held senior positions at the Dreyfus Corporation, the Boston Company, State Street Bank and Trust Company, and Procter & Gamble. Mr. Glavin earned a B.A. from the College of the Holy Cross.

Director qualifications
- **Former company CEO, relevant industry experience:** Mr. Glavin served five years as chief executive officer of OppenheimerFunds and has over 20 years of experience in the asset-management industry.
- **Global business experience:** Mr. Glavin's experience as an executive of OppenheimerFunds and MassMutual has provided him with a global perspective that benefits our Board and our Management.
- **Public company board experience:** Mr. Glavin serves as a member of the board of directors of LPL Financial Holdings Inc. (audit and nominating and corporate governance committees)



C. Robert Henrikson
Non-executive director

Age
72

Tenure
8 Years

Committees:
- Audit
- Compensation (Chair)
- Nomination and Corporate Governance

Qualifications:
- Public company CEO
- Executive leadership
- Industry experience
- Global business experience
- Public company board experience

C. Robert Henrikson

Robert Henrikson has served as a non-executive director of our company since 2012. Mr. Henrikson was president and chief executive officer of MetLife, Inc. and Metropolitan Life Insurance Company from 2006 through 2011, and he served as a director of MetLife, Inc. from 2005, and as Chairman from 2006 through 2011. During his more than 39-year career with MetLife, Inc., Mr. Henrikson held a number of senior positions in that company's individual, group and pension businesses. He currently serves on the Bipartisan Policy Center's Commission on Retirement Security and Personal Savings and the Board of Directors of the Bipartisan Center. Mr. Henrikson is a former Chairman of the American Council of Life Insurers, a former Chairman of the Financial Services Forum and a director emeritus of the American Benefits Council. Mr. Henrikson also serves as Chairman of the board of the S.S. Huebner Foundation for Insurance Education, as a trustee emeritus of Emory University and of Americares. Mr. Henrikson earned a bachelor's degree from the University of Pennsylvania and a J.D. degree from Emory University School of Law. In addition, he is a graduate of the Wharton School's Advanced Management Program.

Director qualifications

- **Former public company CEO, relevant industry experience:** Mr. Henrikson's more than 39 years of experience in the financial services industry, which includes diverse positions of increasing responsibility leading to his role as chief executive officer of MetLife, Inc., have provided him with an in-depth understanding of our industry.
- **Public company board experience:** Mr. Henrikson served on the Board of Directors of Swiss Re from 2012 to 2018. Until 2011, Mr. Henrikson served as the Chair of the board of MetLife, Inc.



Denis Kessler
Non-executive director

Age | **Tenure**
68 | 18 Years

Committees:
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Public company CEO
- Executive leadership
- Industry experience
- Global business experience
- Public company board experience

Denis Kessler

Denis Kessler has served as a non-executive director of our company since 2002. Mr. Kessler has served as Chairman and chief executive officer of SCOR SE since 2002. Prior to joining SCOR, Mr. Kessler was Chairman of the French Insurance Federation, senior executive vice president and member of the executive committee of the AXA Group and executive vice chairman of the French Business Confederation. Mr. Kessler previously served as a member of the supervisory board of Yam Invest N.V. from 2008 until 2014, a privately-held company. Mr. Kessler is a professor with advanced degrees in economics and social sciences, and a Fellow of the French Institute of Actuaries. He holds a PhD in economics and is a graduate of Ecole des Hautes Etudes Commerciales (HEC Paris). He holds honorary degrees from the Moscow Academy of Finance and the University of Montreal.

While Mr. Kessler is currently the CEO and Chair of a public company and serves as an outside director of two public companies (Invesco and BNP Paribas), he has demonstrated a continued commitment to Invesco, which is reflected, in part, by his attendance at all of Invesco's Board of Director's in person meetings and all of the Board's Committees' in person meetings during 2019. Mr. Kessler's unique perspective, fueled by his experience as an economist, his diverse international business experience and current position with a major global reinsurance company, significantly enhances the skill set of our Board of Directors by providing, among other things, valuable insight into both the investment management industry's macro-economic positioning over the long-term across multiple geographies as well as our company's particular challenges within that industry. The fact that his current position and experience is in a similar industry as the company, combined with his 18 years of service on our Board, allows Mr. Kessler to quickly achieve a sophisticated understanding of the issues to be addressed by the company and its industry.

Director qualifications
- **Public company CEO, relevant industry experience:** Mr. Kessler's experience as an economist and chief executive of a major global reinsurance company have combined to give him valuable insight into both the investment management industry's macro-economic positioning over the long-term as well as our company's particular challenges within that industry.
- **Global business experience:** Mr. Kessler's experience as a director of a variety of international public companies in several industries over the years enables him to provide effective counsel to our Board on many issues of concern to our management.
- **Public company board experience:** Mr. Kessler currently serves on the boards of SCOR SE and BNP Paribas SA (accounts committee (president)). He previously served on the boards of directors of Bollore from 1999 until 2013, Fonds Strategique d'Investissement from 2008 until 2013 and Dassault Aviation from 2003 until 2014.



Sir Nigel Sheinwald
Non-executive director

Age
66

Tenure
5 Years

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Government experience
- Public company board experience

Sir Nigel Sheinwald

Sir Nigel Sheinwald has served as a non-executive director of our company since 2015. Sir Nigel was a senior British diplomat who served as British Ambassador to the United States from 2007 to 2012, before retiring from Her Majesty's Diplomatic Service. Previously, he served as Foreign Policy and Defence Adviser to the Prime Minister from 2003 to 2007 and as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. Sir Nigel joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow, and in a wide range of policy roles in London. From 2014 to 2015, Sir Nigel served as the Prime Minister's Special Envoy on intelligence and law enforcement data sharing. Sir Nigel also serves as a non-executive director of Raytheon UK and a senior advisor to the Universal Music Group and Tanium, Inc. He is also a visiting professor and member of the Council at King's College, London. In addition, Sir Nigel is the Chair of the U.S.-U.K. Fulbright Education Commission and serves on the Advisory Boards of the Ditchley Foundation, BritishAmerican Business and the Centre for European Reform. He is an Honorary Bencher of the Middle Temple, one of London's legal inns of court. Sir Nigel received his M.A. degree from Balliol College, University of Oxford, where he is now an Honorary Fellow.

Director qualifications

- **Global and governmental experience, executive leadership:** Sir Nigel brings unique global and governmental perspectives to the Board's deliberations through his more than 35 years of service in Her Majesty's Diplomatic Service. His extensive experience leading key international negotiations and policy initiatives, advising senior members of government and working closely with international businesses positions him well to counsel our Board and senior management on a wide range of issues facing Invesco. In particular, Sir Nigel's experience in the British government is a valuable resource for advising the Board with respect to the challenges and opportunities relating to regulatory affairs and government relations.
- **Public company board experience:** Sir Nigel currently serves on the Board of Directors of Royal Dutch Shell plc (Chair of the Safety, Environment and Sustainability Committee and member of the Remuneration Committee).



G. Richard Wagoner, Jr.
Chair of the Board

Age
67

Tenure
7 Years

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Public company CEO
- Executive leadership
- Global business experience
- Financial and accounting experience
- Public company board experience

G. Richard Wagoner, Jr.

G. Richard ("Rick") Wagoner, Jr. has served as Chair of our company since May 2019 and as a non-executive director of our company since 2013. Mr. Wagoner served as Chairman and chief executive officer of General Motors Corporation ("GM") from 2003 through March 2009, and had been president and chief executive officer since 2000. Prior positions held at GM during his 32-year career with that company include president and chief operating officer, executive vice president and president of North American operations, executive vice president, chief financial officer and head of worldwide purchasing, and president and managing director of General Motors do Brasil. Mr. Wagoner is a member of the board of directors of several privately-held companies. In addition, he advises several financial firms, start-ups and early-stage ventures. Mr. Wagoner is a member of the Virginia Commonwealth University Board of Visitors, the Duke Kunshan University Advisory Board and the Duke University's Health System Board of Directors. In addition, he is a honorary member of the mayor of Shanghai, China's International Business Leaders Advisory Council. Mr. Wagoner received his B.A. from Duke University and his M.B.A. from Harvard University.

Director qualifications
- **Former public company CEO, global business experience:** Mr. Wagoner brings to the Board valuable business, leadership and management insights into strategic direction and international operations gained from his 32-year career with GM.
- **Financial and accounting expertise:** Mr. Wagoner also brings significant experience in public company financial reporting and corporate governance matters gained through his service with other public companies. He has been designated as one of our audit committee's financial experts, as defined under the rules of the Securities and Exchange Commission ("SEC").
- **Public company board experience:** Mr. Wagoner has served on the Board of Graham Holdings Company (audit committee) since 2010.



Phoebe A. Wood
Non-executive director

Age
66

Tenure
10 Years

Committees:
- Audit (Chair)
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Global business experience
- Financial and accounting expertise
- Public company board experience

Phoebe A. Wood

Phoebe Wood has served as a non-executive director of our company since 2010. She is currently a principal at CompaniesWood and served as vice chairman, chief financial officer and in other capacities at Brown-Forman Corporation from 2001 until her retirement in 2008. Prior to Brown-Forman, Ms. Wood was vice president, chief financial officer and a director of Propel Corporation (a subsidiary of Motorola) from 2000 to 2001. Previously, Ms. Wood served in various capacities during her tenure at Atlantic Richfield Company (ARCO) from 1976 to 2000. Ms. Wood currently serves on the boards of trustees for the Gheens Foundation and the American Printing House for the Blind (Chair). Ms. Wood received her A.B. degree from Smith College and her M.B.A. from University of California Los Angeles.

Director qualifications
- **Executive leadership, global business experience:** Ms. Wood has extensive experience as both a director and a member of senior financial management of public companies in a variety of industries.
- **Financial and accounting expertise:** Ms. Wood has significant accounting, financial and business expertise, which is valuable to our directors' mix of skills, and she has been designated as one of our audit committee's financial experts, as defined under the rules of the SEC.
- **Public company board experience:** Ms. Wood serves on the following boards: Leggett & Platt, Incorporated (audit and nominating and corporate governance committees), Pioneer Natural Resources Company (compensation and leadership development and nominating and corporate governance (Chair) committees) and PPL Corporation (audit, executive and governance and nominating (Chair) committees).



Joseph R. Canion
Non-executive director

Age
75

Tenure
23 Years

Committees:
- Nomination and Corporate Governance (Chair)

Qualifications:
- Public company CEO
- Executive leadership
- Industry experience
- Global business experience
- IT industry experience
- Public company board experience

Retiring director

Joseph R. Canion

Joseph Canion has served as a non-executive director of our company since 1997 and was a director of a predecessor constituent company (AIM Investments) from 1993 to 1997, when Invesco acquired that entity. Mr. Canion co-founded Compaq Computer Corporation in 1982 and served as its chief executive officer from 1982 to 1991. He also founded Insource Technology Group in 1992 and served as its Chairman until September 2006 and is a current director of Azevtec, Inc. He is on the board of directors of Houston Methodist Research Institute. Mr. Canion received a B.S. and M.S. in electrical engineering from the University of Houston.

Director qualifications
- **Former public company CEO, global business experience:** Mr. Canion has notable experience as an entrepreneur, having co-founded a business that grew into a major international technology company. We believe that his experience guiding a company throughout its business lifecycle has given him a wide-ranging understanding of the types of issues faced by public companies.
- **Relevant industry experience:** Mr. Canion has extensive service as a board member within the investment management industry, having also served as a director of AIM Investments, a leading U.S. mutual fund manager, from 1993 through 1997 when Invesco acquired AIM.
- **Information technology industry experience:** Mr. Canion has been involved in the technology industry since co-founding Compaq Computer Corporation and founding Insource Technology Group.

Director independence

For a director to be considered independent, the Board must affirmatively determine that the director does not have any material relationship with the company either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. Such determinations are made and disclosed according to applicable rules established by the New York Stock Exchange ("NYSE") or other applicable rules. In accordance with the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following current directors are independent and do not have a material relationship with the company: Sarah E. Beshar, Joseph R. Canion, William F. Glavin, Jr., C. Robert Henrikson, Denis Kessler, Sir Nigel Sheinwald, G. Richard Wagoner, Jr. and Phoebe A. Wood. As part of its independence determinations, the Board considers any direct or indirect relationship between a director (or an immediate family member of such director) and the company or any third party involved with the company. As part of its independence determinations with respect to director Sarah E. Beshar, the Board considered (i) a real estate lease by the company of certain office space located in New York, New York from a third party which employs Ms. Beshar's spouse as an executive officer; and (ii) various human resources related transactional and administration services (e.g., third party benefits administration and benchmarking market data) which are non-professional and non-advisory in nature provided by the same third party. The total amount paid to the third party in 2019 for all such items was less than one percent (1%) of its 2019 publicly reported revenue.

Board evaluation process



1 Annual board and committee evaluations	The Board engages an independent external advisor to coordinate the Board's self assessment by its members. The advisor has each director review a questionnaire and then performs one-on-one confidential interviews with directors. In addition to the questionnaires and interviews of each director, interviews are also conducted with those members of executive management who attend Board meetings on a regular basis.
2 Report to board	The advisor prepares and presents in person a report to the Board, which discusses the findings of the advisor based upon its reviews.
3 Board and committee review	The Board then discusses the evaluation to determine what action, if any, could further enhance the operations of the Board and its committees.

Director recruitment

The nomination and corporate governance committee identifies and adds new directors using the following process:



1
Determine candidate pool

The nomination and corporate governance committee reviews and updates its criteria for prospective directors based on succession planning for directors, to fill gaps in skill sets among current directors and to address new or evolving needs of the company. The company utilizes each of the following recommendations to aid in this process:
- Directors
- Independent search firms

2
Review recommendations

Candidates meet with the CEO, members of the nomination and corporate governance committee, the Board Chair and the other Board members who assess candidates based on several factors, including whether the nominee has skills that will meet the needs of the company's long-term strategic objectives and will bring diversity of thought, global perspective, experience and background to our Board. While the Board has no formal policy regarding diversity, it is anticipated that as the Board reviews its needs for additional directors, the Board will consider women and diverse candidates.

3
Make recommendations to the board

Due diligence is conducted, including soliciting feedback on potential candidates from persons outside the Company. Qualified candidates are presented to the Board of Directors.

4
Outcome

Three new directors since 2015 adding the following skills and traits to our Board:
- Gender and geographic diversity
- Public Company CEO
- Global business leadership
- Government experience
- Financial and accounting expertise
- Industry experience
- Legal experience
- Executive leadership

The nomination and corporate governance committee believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including that such nominee:

- be an individual of the highest integrity and have an inquiring mind, a willingness to ask hard questions and the ability to work well with others;
- be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;
- be willing and able to devote sufficient time to the affairs of the company and be diligent in fulfilling the responsibilities of a director and Board committee member; and
- have the capacity and desire to represent the best interests of the shareholders as a whole.

The committee will consider candidates recommended for nomination to the Board by shareholders of the company. Shareholders may nominate candidates for election to the Board under Bermuda law and our Bye-Laws. The manner in which the committee evaluates candidates recommended by shareholders would be generally the same as any other candidate. However, the committee would also seek and consider information concerning any relationship between a shareholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the shareholders. For further information regarding deadlines for shareholder proposals, see **Important additional information – Shareholder proposals for the 2021 annual general meeting** below.

Shareholder Engagement

Why we engage

One of our key priorities is ensuring robust outreach and engagement with our shareholders in order to:

- Provide transparency into our business, governance practices and compensation programs
- Determine which issues are important to our shareholders and share our views on those issues
- Identify emerging trends or issues that may impact our business and influence our practices

How we engage

1 Investor relations and senior management	We provide institutional investors with many opportunities to provide feedback to senior management by participating in conferences, one-on-one and group meetings throughout the year.
2 Shareholders	Consistently for many years, we have engaged with representatives of our major shareholders through conference calls that occur outside of proxy season. These exchanges cover our executive compensation program, risk management, ESG, strategic planning processes and current and emerging governance practices generally and specifically with respect to Invesco. In the fall of 2019, we invited our top 30 shareholders representing approximately 58% of our outstanding shares[1] to engage with us as part of our annual shareholder outreach program. In the fall and winter of 2019, we held telephonic meetings with all shareholders who accepted our invitation – seven of our shareholders representing approximately 20% of our outstanding shares.[1] During the meetings, these shareholders provided feedback on our executive compensation programs, governance topics in general and specific to the company and thoughts on ESG topics. In addition, MassMutual, our largest shareholder, received information regarding updates to our compensation program and governance in lieu of a telephonic meeting. During the meetings, these shareholders provided feedback on our executive compensation programs, governance topics in general and specific to the company and thoughts on ESG topics. Shareholders did not express any material concerns with our governance programs or ESG. Detailed shareholder feedback regarding executive compensation is discussed on page 35. Our management team provides candid feedback to our full Board of these meetings.
3 Board involvement	Our Chair of the Board and the Chair of our compensation committee participated in 2019 in certain shareholder and proxy advisor meetings to provide board perspective and gain insights. Both the participating directors and management provide feedback to our full Board based on such meetings.
4 Outcomes from investor feedback	Based upon our outreach to shareholders each year for many years, we have instituted numerous changes, including: - Adopted proxy access - Declassified our Board - Established incentive targets for our CEO and each of our senior managing directors - Established quantitative measures for company performance - Added relative total shareholder return as a second measure for performance-based awards - Added an expansive compensation timeline that highlights our compensation committee's responsibilities and the alignment between pay and performance to enhance transparency - Enhanced our proxy disclosures regarding risk management, ESG and strategic planning

1 As of October 31, 2019

2019 Super majority proposal

At the 2019 Annual General Meeting of shareholders, management's proposal to amend our bye-laws to eliminate certain super majority voting standards failed to pass, receiving only 67% of the 75% of the issued and outstanding shares required to approve the proposal. This failure occurred despite the proposal being one of the focal points of our fall 2018 shareholder engagement campaign. Given the above, we have determined not to present this proposal again this year.

Communications with the Chair and other non-executive directors

Any interested party may communicate with the Chair of our Board or our non-executive directors as a group at the following address:

Invesco Ltd.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the Company Secretary, Legal Department

Communications will be distributed to the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. In that regard, the Invesco Board does not receive certain items which are unrelated to the duties and responsibilities of the Board.

In addition, the company maintains the Invesco Compliance Reporting Line for its employees or individuals outside the company to report complaints or concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the company's Code of Conduct or law. Further information about the Invesco Compliance Reporting Line is available at www.invesco.com (the "company's website"). The information on the company's website is not intended to form a part of, and is not incorporated by reference into, this proxy statement.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the audit committee of the Board of Directors by sending a written communication to the address given below:

Audit Committee
Invesco Ltd.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the Company Secretary, Legal Department

Corporate Governance

Corporate governance guidelines

The Board has adopted Corporate Governance Guidelines ("Guidelines") and Terms of Reference for our Chair and for our Chief Executive Officer, each of which is available in the corporate governance section of the company's website. The Guidelines set forth the practices the Board follows with respect to, among other matters, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisors, director compensation and performance evaluation of the Board.

Board leadership structure

As described in the Guidelines, the company's business is conducted day-to-day by its officers, managers and employees, under the direction of the Chief Executive Officer and the oversight of the Board, to serve the interest of our clients and enhance the long-term value of the company for its shareholders. The Board is elected by the shareholders to oversee our management team and to seek to assure that the long-term interests of the shareholders are being served. In light of these differences in the fundamental roles of the Board and management, the company has chosen to separate the Chief Executive Officer and Board Chair positions. The Board believes separation of these roles: (i) allows the Board to more effectively monitor and evaluate objectively the performance of the Chief Executive Officer, such that the Chief Executive Officer is more likely to be held accountable for his performance; (ii) allows the non-executive Chair to control the Board's agenda and information flow; and (iii) creates an atmosphere in which other directors are more likely to challenge the Chief Executive Officer and other members of our senior management team. For these reasons, the company believes that this board leadership structure is currently the most appropriate structure for the company. Nevertheless, the Board may reassess the appropriateness of the existing structure at any time, including following changes in board composition, in management or in the character of the company's business and operations.

Code of conduct and directors' code of conduct

As part of our ethics and compliance program, our Board has approved a code of ethics (the "Code of Conduct") that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, as well as to our other officers and employees. The Code of Conduct is posted on the company's website. In addition, we have adopted a separate Directors' Code of Conduct that applies to all members of the Board. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Conduct for our directors and executive officers by posting such information on the company's website. The company maintains a compliance reporting line, where employees and individuals outside the company can anonymously submit a complaint or concern regarding compliance with applicable laws, rules or regulations, the Code of Conduct, as well as accounting, auditing, ethical or other concerns.

Board's role in risk oversight

The Board has principal responsibility for oversight of the company's risk management processes and for understanding the overall risk profile of the company. Though Board committees routinely address specific risks and risk processes within their purview, the Board has not delegated primary risk oversight responsibility to a committee.

We are committed to continually strengthening and refining our risk management approach and process. We believe a key factor in our ability to manage through all market cycles is our integrated approach to risk management. Risk management is embedded in our daily operating activities, our day-to-day decision-making as well as our strategic planning process. Our risk management framework provides the basis for consistent and meaningful risk dialogue up, down and across the

company. Broadly, our approach includes two governance structures: (i) our Global Performance and Risk Committee assesses core investment risks; and (ii) our Corporate Risk Management Committee assesses strategic, operational and all other business risks. A network of business unit, geographic and specific risk management committees, under the auspices of the Corporate Risk Management Committee, maintains an ongoing risk assessment, management and monitoring process that provides a bottom-up perspective on the specific risks existing and emerging in the various domains of our business.

Our risk management framework


Board of Directors
Executive Management Team
Global Performance and Risk Committee
Corporate Risk Management Committee
Investment Risk Management
Business Risk Management
Risk Areas of Focus
Strategy and Governance
Investments
Clients
People
Operations
Financial
Compliance and Internal Audit

At each in-person Board meeting, the Board reviews and discusses with senior management information pertaining to risk provided on behalf of the Global Performance and Risk Committee and the Corporate Risk Management Committee. In these sessions senior management reviews and discusses with the Board the most significant risks facing the company. The Board periodically also reviews and approves the company's risk appetite statement and crisis management framework. By receiving these reports, the Board maintains a practical understanding of the risk philosophy, culture and risk appetite of the company. In addition, Board and committee agenda items on various topics regarding our business include discussion of the risks in our business as well as those introduced by new business developments. Through this regular and consistent risk communication, the Board has reasonable assurance that all material risks of the company are being addressed and that the company is propagating a risk-aware culture in which effective risk management is built into the fabric of the business.

In addition, the compensation committee annually assesses the risks of our compensation policies and practices. The compensation committee has concluded our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. In reaching this conclusion, the compensation committee considered the input of a working group comprised of representatives from our human resources and finance departments that reviewed each of Invesco's compensation plans.

Invesco's compensation programs are designed to reward success over the long-term, promote a longer term view of risk and return in decision making and protect against incentives for inappropriate risk taking. Examples of risk mitigation in our compensation program design include:

- The compensation committee considers multiple performance metrics in establishing the company-wide annual incentive pool each year, so no one metric creates an undue reward that might encourage excessive risk taking. The Committee does not attempt to rank or assign relative weight to any factor, but instead applies its judgment in considering them in their entirety;
- The vast majority of investment professional bonus plans have multi-year measurement periods and are weighted to longer-term performance, caps on earnings and discretionary components;
- Sales and commission plans generally contain multiple performance measures and discretionary elements; and
- Executives receive a substantial portion of compensation in the form of long-term equity that vests over multi-year periods. Time-based equity awards vest ratably

over a four-year period. Performance-based equity awards for executive officers are subject to a three-year performance period and three-year cliff vesting. The achievement of financial performance for the performance-based equity awards must be certified by the compensation committee and the awards are subject to a clawback. Executive officers are also subject to our stock ownership policy.

The audit committee routinely receives reports from the control functions of finance, legal, compliance and internal audit. The Global Head of Internal Audit reports to the Chair of the audit committee. The audit committee oversees the internal audit function's planning and resource allocation in a manner designed to ensure testing of controls and other internal audit activities are appropriately prioritized in a risk-based manner. The audit committee also seeks to assure that appropriate risk-based inputs from management and internal audit are communicated to the company's independent public auditors.

Environmental, social and governance ("ESG") responsibility

Invesco's differentiated approach to ESG topics pursuant to our investment stewardship and corporate stewardship efforts is guided by our purpose - to deliver an investment experience that helps people get more out of life. We are rooted in the belief that our role as one of the world's leading independent investment management organizations is to serve as a trusted partner to our clients, shareholders, employees and communities, including our natural environment. Invesco is committed to fostering greater transparency and continuous improvement regarding our investment stewardship and corporate stewardship.

Invesco's commitment to ESG investment stewardship

We define **ESG Investment Stewardship** as the explicit and systematic inclusion of ESG issues in investment analysis and decisions, as well as the use of our rights and positions of ownership to seek to influence the activities or behaviors of companies we invest in on behalf of our clients.

Invesco has been implementing ESG investment strategies for over 30 years and today we deliver these strategies through certain equities, fixed income, multi-asset, alternatives, real estate, ETFs and bespoke investment solutions mandates. Invesco employs a purposeful, holistic and integrated approach to ESG investment stewardship. Invesco is a signatory to the **United Nations Principles for Responsible Investment ("PRI")** and has received an annual assessment of "A+" for strategy and governance from PRI for three consecutive years. Invesco is also a signatory to the **UK Stewardship Code** and **Japan Stewardship**.

We aim for such mandates to continuously develop and deliver industry-leading ESG investment solutions whose investment process takes into consideration ESG research, analysis, and risk assessments. Our investment professionals understand that material ESG risks inherent in or taken by a company in which we invest or seek to invest may adversely impact the fundamentals of that company and negatively impact achieving the investment objectives of such mandates.

As active, long-term investors, our first mandate is to generate strong returns for clients over the long-term. This is achieved, in part, by investing in high quality companies. Such companies typically demonstrate good governance practices – such as promoting governance structures and practices that reinforce the accountability of corporate management and boards of directors to shareholders. Where appropriate we seek to encourage the companies in which we invest to adopt appropriate governance practices. Our investment professionals frequently engage with the board of directors and senior management of companies that we invest in to discuss and challenge them on governance topics and, where appropriate, seek to drive positive governance change.

Invesco believes the voting of proxies of companies that we invest in should be managed with the same care as all other elements of the investment process. The proxy voting process at Invesco, which is driven by investment professionals, focuses on maximizing long-term value for our shareholders, which, in part, is driven by appropriate governance practices. Invesco has a proprietary, award winning proxy voting platform that facilitates transparency among our investment professional voting practices, facilitates the sharing of knowledge and utilizes, among other inputs, ESG research and ratings to approve, disapprove and/or influence corporate practices – including governance traits and behaviors of such companies.

Invesco's ESG practices seek, where appropriate, to promote sustainable social and environmental targets, in line with investor organizations like PRI, the stewardship codes discussed above, and initiatives like the **Task Force on Climate-related Disclosure (TCFD).**

For more information regarding Invesco's ESG investment stewardship, please see our most recent **Investment Stewardship and Proxy Voting Report** on the company's website.

Invesco's corporate stewardship

At Invesco, corporate stewardship matters. Our efforts are motivated by the belief that doing what is right for the environment, our people and the communities in which we have a presence helps us deliver positive outcomes for our shareholders.

Our senior leaders and our employees are committed to the communities where we live, work and volunteer. We actively partner with non-profits, start-ups and other organizations to strengthen our communities. Our areas of focus are improving financial education globally, protecting the environment, promoting environmental sustainability, championing diversity and inclusion in our industry and our company, and supporting and collaborating with our local civic and community organizations to improve life in our cities.

Through Invesco Cares and Environmental Green Teams, local Invesco offices identify areas of need that are unique to each specific community. Our Environmental Green Teams focus on preserving and improving the environment by focusing on reducing carbon emissions, eliminating plastic consumption, promoting waste awareness and recycling electronic computers and laptops. These groups also volunteer to clean up local community parks, plant trees and clean up marine areas around the globe. The Invesco culture encourages employees to go beyond their work responsibilities, and join with like-minded colleagues, to make an impact in communities we serve. Invesco Cares partners with local charitable organizations around the globe through volunteering, sharing our skills, and raising funds to improve the local communities where we work.

Invesco's commitment to the natural environment

Operating environmentally responsibly is fundamental to our corporate stewardship. Invesco seeks to help protect our natural environment by implementing and maintaining environmental management processes – for example, at Invesco offices we aim to reduce utility consumption and carbon emissions, promote energy efficiency and utilize appropriate waste management practices. For 2018, Invesco offset 13,877 tons of carbon dioxide emissions through our partnership with ClimateCare, representing all of our air and rail travel purchased through our third party travel agency, which represents the majority of our air and rail travel for 2018. We anticipate conducting a similar offset program in respect to 2019.

Invesco has a structured program that monitors our environmental impact, gathers ideas and suggestions for improving our global environmental management practices and approves initiatives. Invesco maintains global objectives and regional targets which are monitored to seek to ensure the continual improvement of our impact on the environment. Our commitments and objectives are detailed in our **Global Corporate Carbon Emissions and Environmental Policy Statement** which is available on the company's website.

> Corporate stewardship means our efforts to have a positive impact on our employees, the communities in which we have a presence and our natural environment.

A+	One of America's Most Responsible Companies 2020	ISO 14001 certified
PRI rating for Strategy and Governance for three consecutive years[1]	as selected by Newsweek powered by statista	for locations representing 80% of our employee population

1   2019 Assessment Report for Invesco Ltd., PRI

Commitment to diverse perspectives

Fundamentally, we believe that in order to best help our clients and employees get more out of life, our workforce should reflect the diversity of people and perspectives of the communities we serve. We believe that diversity and inclusion is a moral imperative and a business imperative. At Invesco, we are committed to improving diversity at all levels and in all functions across our global business as evidenced by our CEO and senior managing directors – the most senior leaders for key parts of our business – all of whom have diversity and inclusion goals as part of their annual performance goals.

Gender diversity – A global topic

Although diversity is country and culturally specific, the need for greater gender diversity is a constant across the globe, which is why we focus on gender diversity at the enterprise level. Today we have a diverse, talented pool of women across our global firm and we aspire to have more women at senior levels and across all functions within our firm.

The CEO and senior managing directors of Invesco have adopted several principles for achieving our gender diversity goals. To demonstrate our global commitment to senior-level accountability, in 2018 the firm adopted a global four-point pledge (modelled on the **UK HM Treasury Women in Finance Charter**).

Specifically, the CEO and senior managing directors have pledged that:
- We will apply the UK Women in Finance Charter initiative to Invesco globally, with the CEO and each senior managing director responsible and accountable for gender diversity and inclusion
- Globally, we set a target for female representation of senior managers to be between 30% - 40% by 2020. When we made this pledge in 2017, the firm globally stood at 26% and as at December 31, 2019 we have reached 31%
- We will continue to sponsor and share diversity and inclusion activities that will aid in achieveing the higher end of our female representation of senior managers target and support having greater diversity across the globe
- Annual performance goals in support of gender (and broader) diversity and inclusion activities will continue to be included for our CEO and the senior managing directors

Wider Focus on Diversity

In support of our diversity and inclusion aspirations beyond gender, we have activities across the globe that focus on engaging and developing the many talented people who work for Invesco, while also ensuring that we attract new talent from a broad range of backgrounds. These initiatives include programs focused on developing the next generation of leaders, training efforts intended to strengthen our inclusive culture, development of internal and external partnerships and more robust recruitment practices to attract diverse talent into the firm.

Some of our specific initiatives in 2019 included:
- Many of our senior managing directors committed to a reverse mentoring relationship in 2020
- All hiring managers to complete Unconscious Bias training by the end of 2020 and all senior leaders to complete Unconscious Bias training by the end of 2021
- Launched new Business Resource Groups that focus on the different aspects of diversity at our firm and drive a sense of belonging
- Pursuing a goal of 95% diverse candidate slates and interview panels for new hires. During 2019, 65% of the candidate slates were diverse and 81% of the interview panels were diverse.

All of these efforts are sponsored by our CEO and senior managing directors, supported by our senior leaders across the business, cascaded to our employees and captured in the firm's business plans and leadership objectives.

Working in Partnership to Achieve Our Goals
Across the globe, we continue to build our partnerships and networks internally and externally to optimize our diversity and inclusion activity and engage our whole employee population in our efforts. In 2019, we added an inclusion index to our employee engagement survey to begin tracking our colleagues' sense of belonging across the firm. We found that 80% of global colleagues feel they can be themselves at Invesco without worrying how they will be accepted. Our Business Resource Groups are key to driving this sense of belonging and helping us achieve greater inclusion.

We continue to leverage the efforts and success of our Invesco Women's Network, which provides development and mentorship opportunities, creates networking events for women and men and partners with the business on its broader diversity and inclusion efforts. Additionally, a number of other employee networks have been created including Invesco Proud (for our LGBTQ+ employees and allies), country-specific Ethnicity Networks and Working Families.

We also work with a variety of external partners with the goal of improving diversity and inclusion both within Invesco and across our industry. For example, we are active members in a number of local or regional public or industry initiatives such as the **UK and North America Asset Management Diversity Project**, of which Invesco was a founding member.



Invesco values our employees and their diverse perspectives. Our company provides equal opportunities in its employment and promotion practices, and encourages employees to play an active role in the growth and development of the communities in which they live and work.

Understanding the drivers of our employee's engagement is important to Invesco to help us further strengthen our culture. In 2019, Invesco worked with our employee survey provider, Willis Towers Watson, to conduct an employee engagement survey post the combination with OppenheimerFunds. We timed the survey to be held following integration, as we felt it was critical to gain a baseline of engagement for the combined organization and identify areas of focus. The engagement scores showed that Invesco continues to have a high-level of employee engagement (above financial services norms) and that drivers of engagement included strategy and direction, employee empowerment/involvement and inclusion. In 2020, the firm will continue to conduct pulse surveys to monitor post integration engagement.

Cyber Security

At a time when cyber threats are considered one of the most significant risks facing financial institutions, we continue to invest in our security capabilities to keep clients, employees, and critical assets safe, uphold privacy rights, and enable a secure and resilient business. We have a designated Global Chief Security Officer and have a global security program that combines information (including cyber) security, physical security, privacy, business recovery and operational resilience, and strategy and reporting under a single umbrella supported by an intelligence function that provides timely threat information.

Our information security program, led by our Chief Information Security Officer, is designed to oversee and maintain all aspects of information security risk and seeks to ensure the confidentiality, integrity and availability of information assets. This includes the implementation of controls aligned with industry guidelines and applicable statutes and regulations to identify threats, detect attacks and protect these information assets. We have an incident response program that includes periodic testing and is designed to restore business operations as quickly and as orderly as possible in the event of a breach.

Information About the Board and Its Committees

Board meetings and annual general meeting of shareholders

During the calendar year ended December 31, 2019, the Board held eight meetings (not including committee meetings). Each director attended at least seventy-five percent (75%) of the aggregate of the total number of meetings held by the Board and all committees of the Board on which he or she served during 2019. The Board does not have a formal policy regarding Board member attendance at shareholder meetings. All of our directors attended the 2019 Annual General Meeting. The non-executive directors (those directors who are not officers or employees of the company and who are classified as independent directors under applicable NYSE standards) meet in executive session generally at each of the Board's in-person meetings each year. G. Richard Wagoner, Jr., our Chair and a non-executive director, presides at the executive sessions of the non-executive directors.

Committee membership and meetings

The current committees of the Board are the audit committee, the compensation committee and the nomination and corporate governance committee.

Below is a description of each committee of the Board. The Board has affirmatively determined that each committee consists entirely of independent directors according to applicable NYSE rules and rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the heightened independence standards for compensation committee and audit committee members.

Members:
Sarah E. Beshar
William F. Glavin, Jr.
C. Robert Henrikson
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood (Chair)

Independence:
Each member of the committee is independent and financially literate

Audit Committee Financial Experts:
Ms. Wood and Mr. Wagoner qualify as defined by SEC rules

Meetings held in 2019:
10

The Audit Committee

Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the rules of the NYSE and SEC and is also "financially literate," as defined under NYSE rules;
- members are appointed and removed by the Board;
- is required to meet at least quarterly;
- periodically meets with the head of Internal Audit and the independent auditor in separate executive sessions without members of senior management present; and
- has the authority to retain independent advisors, at the company's expense whenever it deems appropriate to fulfill its duties.

The committee's charter sets forth its responsibilities, including assisting the Board in fulfilling its responsibility to oversee:

- the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements;
- the independent auditor's qualifications and independence;
- the performance of the company's internal audit function and independent auditor; and
- the company's compliance with legal and regulatory requirements.

The committee's charter is available on the company's website.

Members:
Sarah E. Beshar
William F. Glavin, Jr.
C. Robert Henrikson (Chair)
Denis Kessler
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood

Independence:
Each member of the committee is independent

Meetings held in 2019:
6

The Compensation Committee

Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board;
- is required to meet at least four times annually; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties, including any compensation consulting firm.

The committee's charter sets forth its responsibilities, including:

- annually approving the compensation structure for, and reviewing and approving the compensation of, senior officers and non-executive directors;
- overseeing the annual process for evaluating senior officer performance;
- overseeing the administration of the company's equity-based and other incentive compensation plans; and
- assisting the Board with executive succession planning.

The committee's charter is available on the company's website.

Each year the committee engages a third-party compensation consultant to provide an analysis of, and counsel on, the company's executive compensation program and practices. For a detailed discussion of executive compensation and the role of the third-party compensation consultant, please see **Our Compensation Program - Role of the independent compensation consultant** on page 52.

In addition, the committee meets at least annually to review and determine the compensation of the company's non-executive directors. No executive officer of the company is involved in recommending or determining non-executive director compensation levels. See **Director compensation** below for a more detailed discussion of compensation paid to the company's directors during 2019.

Members:
Sarah E. Beshar
Joseph R. Canion (Chair)
William F. Glavin, Jr.
C. Robert Henrikson
Denis Kessler
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood

Independence:
Each member of the committee is independent

Meetings held in 2019:
5

The Nomination and Corporate Governance Committee

Following Mr. Canion's retirement from the Board in May 2020, Ms. Beshar will assume the role as Chair of the Nomination and Corporate Governance Committee. Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board;
- is required to meet at least four times annually; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter sets forth its responsibilities, including:

- establishing procedures for identifying and evaluating potential nominees for director;
- recommending to the Board potential nominees for election; and
- periodically reviewing and reassessing the adequacy of the Corporate Governance Guidelines to determine whether any changes are appropriate and recommending any such changes to the Board for its approval.

The committee's charter is available on the company's website. For more information regarding the director recruitment process, see **Information about Director Nominees - Director recruitment**.

Director compensation

The compensation committee annually reviews and determines the compensation paid to non-executive directors. Mr. Flanagan does not receive compensation for his service as a director. The committee considers, among other things, the following policies and principles:

- that compensation should fairly pay the non-executive directors for the work, time commitment and efforts required by directors of an organization of the company's size and scope of business activities, including service on Board committees;
- that a component of the compensation should be designed to align the non-executive directors' interests with the long-term interests of the company's shareholders; and
- that non-executive directors' independence may be compromised or impaired if director compensation exceeds customary levels.

As a part of its annual review, the committee engaged Johnson Associates, Inc. ("Johnson Associates") as a third-party consultant to report on comparable non-executive director compensation practices and levels. This report includes a review of director compensation at the same peer companies the committee considers for executive compensation practices. See page 53 for a list of our peers. Following the review of current market practices for directors of peer public companies, the compensation committee determined in December 2018 that the compensation for non-executives directors would remain the same for 2019. The compensation for non-executive directors for 2019 was as follows, with each fee component paid in quarterly installments in arrears:

Basic cash fee	Non-executive directors (other than the Chair of the Board) received an annual basic fee paid in cash in the amount of $120,000
Chair fee	In lieu of the above basic cash fee, the Chair of the Board received an annual cash fee of $400,000
Basic shares fee	Non-executive directors also received an annual award of shares in the aggregate amount of $145,000
Audit Committee Chair fee	The Chair of the audit committee received an additional annual cash fee of $50,000
Compensation and Nomination and Corporate Governance Committee Chair's fee	The Chair of the compensation committee and the Chair of the nomination and corporate governance committee each received an additional annual cash fee of $15,000

We also reimburse each of our non-executive directors for their travel expenses incurred in connection with attendance at Board of Directors and committee meetings. Directors do not receive any meeting or attendance fees. Following its annual review of current market practices for directors of peer public companies in December 2019, the compensation committee determined that the compensation for non-executive directors will increase by $35,000 in 2020 with the basic cash fee remaining the same and the basic shares fee increasing from $145,000 to $180,000. We also added a one year vesting requirement to grants made in or after May 2020.

Stock ownership policy for non-executive directors – All shares granted to our non-executive directors are subject to the Non-Executive Director Stock Ownership Policy. The policy generally requires each non-executive director to achieve and thereafter maintain an ownership level of at least 18,000 shares within seven years of such director's first appointment as a non-executive director. Until such ownership level is achieved, each non-executive director is generally required to continue to retain at least 50% of all shares received as compensation from the company.

The following table shows the status of our non-executive directors meeting the requirements of the policy as of December 31, 2019.



2019 Non-executive director stock ownership
Shares held as of December 31, 2019

— Ownership requirement: 18,000 shares

Beshar	Canion[1]	Glavin[2]	Henrikson	Kessler	Sheinwald	Wagoner	Wood
27,067	116,015	2,836	35,971	60,237	23,720	44,622	40,687

1 Includes deferred shares awarded under our legacy Deferred Fees Share Plan.
2 Based on current compensation levels, it is anticipated that Mr. Glavin will attain the share ownership goal within the time period prescribed by the policy.

Director compensation table for 2019

The following table sets forth the compensation paid to our non-executive directors for services during 2019.

Name	Fees earned or paid in cash ($)[1]	Share awards ($)[2]	Total ($)
Sarah E. Beshar	120,000	144,974	264,974
Joseph R. Canion	135,000	144,974	279,974
William F. Glavin, Jr.[3]	42,174	50,171	92,345
C. Robert Henrikson	135,000	144,974	279,974
Denis Kessler	120,000	144,974	264,974
Sir Nigel Sheinwald	120,000	144,974	264,974
G. Richard Wagoner, Jr.	228,769[4]	144,974	373,743
Phoebe A. Wood	170,000	144,974	314,974
Retired Director			
Ben F. Johnson, III	244,615	88,646	333,261

1 Includes the annual basic cash fee and, as applicable, Chair of the Board fee and committee Chair fees.
2 Reflects the grant date fair value for each share award. Share awards are 100% vested as of the date of grant.
3 Mr. Glavin became a director in May 2019.
4 Mr. Wagoner became chair of the board in May 2019.

The following table presents the grant date fair value for each share award made to each non-executive director during 2019.

2019 Director grant date fair value					
Name	Date of grant 1/31/19 ($)	Date of grant 4/26/19 ($)	Date of grant 7/26/19 ($)	Date of grant 10/25/19 ($)	Total grant date fair value ($)
Sarah E. Beshar	36,240	36,247	36,239	36,248	144,974
Joseph R. Canion	36,240	36,247	36,239	36,248	144,974
William F. Glavin, Jr.[1]	–	–	13,923	36,248	50,171
C. Robert Henrikson	36,240	36,247	36,239	36,248	144,974
Denis Kessler	36,240	36,247	36,239	36,248	144,974
Sir Nigel Sheinwald	36,240	36,247	36,239	36,248	144,974
G. Richard Wagoner, Jr.	36,240	36,247	36,239	36,248	144,974
Phoebe A. Wood	36,240	36,247	36,239	36,248	144,974
Retired Director					
Ben F. Johnson III	36,240	36,247	16,159	–	88,646

1 Mr. Glavin became a director in May 2019.

Information About the Executive Officers of the Company

In addition to Martin L. Flanagan, whose information is set forth above under **Information about Director Nominees**, the following is a list of individuals serving as executive officers of the company as of the date of this Proxy Statement. All company executive officers are elected annually by the Board and serve at the discretion of the Board or our Chief Executive Officer.



Kevin M. Carome
Senior Managing Director and General Counsel

Age
63

Tenure
17 Years

Kevin M. Carome

Kevin Carome has served as general counsel of our company since 2006. Previously, he was senior vice president and general counsel of Invesco's U.S. retail business from 2003 to 2005. Prior to joining Invesco, Mr. Carome worked with Liberty Financial Companies, Inc. (LFC) where he was senior vice president and general counsel from 2000 through 2001. He joined LFC in 1993 as associate general counsel and, from 1998 through 2000, was general counsel of certain of its investment management subsidiaries. Mr. Carome began his career at Ropes & Gray. He is a trustee of the U.S. Powershares ETFs and a director of ICI Mutual Insurance Company, the U.S. investment management industry captive insurer. He earned two degrees, a B.S. in political science and a J.D., from Boston College.



Mark Giuliano
Senior Managing Director and Chief Administrative Officer

Age
58

Tenure
4 Years

Mark Giuliano

Mark Giuliano has served as a senior managing director since December 2019 and has served as chief administrative officer since 2018. Previously he served as Invesco's Chief Security Officer and Managing Director and Global Head of Security, Technology and Operations from 2016 to 2018. His responsibilities include overseeing Technology, Investment Operations, North America Transfer Agency, Global Security, Global Corporate Services and Invesco Trust Company Departments. Mr. Giuliano joined Invesco in 2016 after serving over 28 years with the Federal Bureau of Investigation (FBI). While at the FBI, Mr. Giuliano served in a number of leadership roles, including Special Agent in charge of the Atlanta division and executive assistant director of the National Security Branch, before retiring as the Deputy Director and Chief Operating Officer. Mr. Giuliano earned a degree in business economics from the College of Wooster.



Andrew T.S. Lo
Senior Managing Director and Head of Asia Pacific

Age
58

Tenure
26 Years

Andrew T.S. Lo

Andrew T. S. Lo has served as head of Invesco Asia Pacific since 2001. He joined our company as managing director for Invesco Asia in 1994. Mr. Lo began his career as a credit analyst at Chase Manhattan Bank in 1984. He became vice president of the investment management group at Citicorp in 1988 and was managing director of Capital House Asia from 1990 to 1994. Mr. Lo was Chair of the Hong Kong Investment Funds Association from 1996 to 1997 and a member of the Council to the Stock Exchange of Hong Kong and the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to 2001. He earned a B.S. and an MBA from Babson College in Wellesley, Massachusetts.



Gregory G. McGreevey
Senior Managing Director,
Investments

Age
57

Tenure
9 Years

Gregory G. McGreevey

Gregory G. McGreevey has served as senior managing director, Investments, since 2017, with responsibility for certain of Invesco's global equity investment teams, equity trading, fixed income, Global Performance and Risk Group and investment administration. Previously, he was chief executive officer of Invesco Fixed Income from 2011 to 2017. Prior to joining Invesco, Mr. McGreevey was president of Hartford Investment Management Co. and executive vice president and chief investment officer of The Hartford Financial Services Group, Inc. from 2008 to 2011. From 1997 to 2008, Mr. McGreevey served as vice chairman and executive vice president of ING Investment Management – Americas Region, as well as business head and chief investment officer for ING's North American proprietary investments and chief executive officer of ING Institutional Markets. Before joining ING, Mr. McGreevey was president and chief investment officer of Laughlin Asset Management and president and chief operating officer of both Laughlin Educational Services and Laughlin Analytics, Inc. Mr. McGreevey currently serves as a director of Invesco Mortgage Capital Inc. He is a Chartered Financial Analyst. Mr. McGreevey earned a B.B.A. from the University of Portland and an M.B.A. from Portland State University.



Colin D. Meadows
Senior Managing Director
and Head of Private
Markets, Global Institutional
and Digital Wealth

Age
49

Tenure
14 Years

Colin D. Meadows

Colin Meadows has served as senior managing director and head of Private Markets and Global Institutional platforms since 2015 with direct responsibility for Invesco's Americas institutional business as well as our real assets and private equity businesses. Mr. Meadows is also responsible for our digital wealth efforts, including Jemstep and Intelliflo and directs the firms corporate development strategy. Previously, he also served as chief administrative officer of Invesco from 2006 to November 2018. In September 2008, he expanded his role with responsibilities for operations and technology. In April 2014, his role further expanded to head alternative investments for the company. Mr. Meadows came to Invesco from GE Consumer Finance where he was senior vice president of business development and mergers and acquisitions. Prior to that role, he served as senior vice president of strategic planning and technology at Wells Fargo Bank. From 1996 to 2003, Mr. Meadows was an associate principal with McKinsey & Company, focusing on the financial services and venture capital industries, with an emphasis in the banking and asset management sectors. Mr. Meadows earned a B.A. in economics and English literature from Andrews University and a J.D. from Harvard Law School.



Andrew R. Schlossberg
Senior Managing Director
and Head of the Americas

Age
46

Tenure
19 Years

Andrew R. Schlossberg

Andrew Schlossberg has served as senior managing director and head of the Americas since March 2019. In addition, Mr. Schlossberg has responsibility for the firm's exchange-traded funds capabilities globally and for human resources. Previously, he was senior managing director and head of EMEA (which includes the UK, continental Europe and the Middle East) from 2016 to March 2019. Mr. Schlossberg joined Invesco in 2001 and has served in multiple leadership roles across the company, including his previous position as Head of US Retail Distribution and global exchange-traded funds for Invesco. He has also served as U.S. chief marketing officer, head of Global Corporate Development (overseeing business strategy and mergers and acquisitions), and in leadership roles in strategy and product development in the company's North American Institutional and Retirement divisions. Prior to joining Invesco, Mr. Schlossberg worked with Citigroup Asset Management and its predecessors from 1996 to 2000. He earned a B.S. in finance and international business from the University of Delaware and an M.B.A. from the Kellogg School of Management at Northwestern University.



Doug J. Sharp
Senior Managing Director
and Head of EMEA

Age	Tenure
45	12 Years

Doug J. Sharp

Doug Sharp has served as senior managing director and head of EMEA since March 2019 and is the Chair of the Board of Invesco UK (Invesco's European Subsidiary Board). He has 15 years' experience in the asset management industry. Mr. Sharp joined Invesco in 2008 and has served in multiple leadership roles across the company, including his previous role as the Head of EMEA Retail. Prior to that, he ran Invesco's Cross Border retail business, as well as serving as the global Head of Strategy and Business Planning and as Chief Administrative Officer for Invesco's US institutional business. Mr. Sharp joined Invesco from the strategy consulting firm McKinsey & Company, where he served clients in the financial services, energy and logistics sectors. Mr. Sharp earned an M.B.A. from the Tuck School of Business at Dartmouth College, a master's degree in accounting from Georgia State University and a B.A. in economics from McGill University.



Loren M. Starr
Senior Managing Director
and Chief Financial Officer

Age	Tenure
58	15 Years

Loren M. Starr

Loren Starr has served as senior managing director and chief financial officer of our company since 2005. His current responsibilities include finance, accounting, tax, investor relations, corporate strategy and Invesco's private markets platform. Mr. Starr will be transitioning to the role of Vice Chair in August 2020, and Allison Dukes will become Senior Managing Director and Chief Financial Officer at that time. Prior to joining Invesco, he served from 2001 to 2005 as senior vice president and chief financial officer of Janus Capital Group Inc., after working as head of corporate finance from 1998 to 2001 at Putnam Investments. Prior to these positions, Mr. Starr held senior corporate finance roles with Lehman Brothers and Morgan Stanley & Co. Mr. Starr currently serves as a director of Invesco Mortgage Capital Inc. He served as a past Chair of the Association for Financial Professionals and is a member of the board of directors of the Georgia Leadership Institute for School Improvement. Mr. Starr was named one of the best US CFOs by Institutional Investor magazine. He earned a B.A. in chemistry and B.S. in industrial engineering from Columbia University, as well as an M.B.A. from Columbia and an M.S. in operations research from Carnegie Mellon University.



Philip A. Taylor
formerly Vice Chair

Age	Tenure
65	21 Years

Retired Executive

Philip A. Taylor

Philip Taylor retired from the Company on December 31, 2019. He served as vice chair from March 2019 to December 2019. In his role as vice chair, Mr. Taylor oversaw activities in connection with the acquisition of OppenheimerFunds and the succession of Mr. Schlossberg into Mr. Taylor's former role with the company. Previously, he served as senior managing director and head of Invesco's Americas business from 2012 to March 2019 and had responsibility for the firm's exchange-traded funds capabilities globally and for human resources. Prior to becoming Head of Americas, Mr. Taylor served as Head of Invesco's North American Retail business since 2006. He joined Invesco Canada in 1999 as senior vice president of operations and client services and later became executive vice president and chief operating officer. He was named chief executive officer of Invesco Canada in 2002. Mr. Taylor is a member of the dean's advisory council of the Schulich School of Business and is involved in a number of music, arts and cultural activities in Canada. Mr. Taylor received a Bachelor of Commerce degree from Carleton University and an M.B.A. from the Schulich School of Business at York University.

Executive Compensation

Compensation discussion and analysis

Invesco's executive compensation program is designed to align executive compensation with the long-term interests of our shareholders. This Compensation Discussion and Analysis ("CD&A") provides shareholders with information about Invesco's business, 2019 financial performance, our disciplined approach to compensation and 2019 compensation decisions for our Named Executive Officers ("NEOs") listed below.

Martin L. Flanagan President and Chief Executive Officer ("CEO")	**Loren M. Starr** Senior Managing Director and Chief Financial Officer	**Andrew T.S. Lo** Senior Managing Director and Head of Asia Pacific
Gregory G. McGreevey Senior Managing Director, Investments	**Andrew R. Schlossberg** Senior Managing Director and Head of the Americas	**Philip A. Taylor** Retired Vice Chair

Table of Contents

1 Introduction

Invesco shareholder value framework

Invesco is committed to creating long-term shareholder value. While our financial results are affected by global capital market conditions that are beyond our control, our executives are able to directly influence key drivers that create long-term shareholder value.

Invesco's framework for long-term shareholder value creation is based on:



Organic growth

\+ **Operating leverage** + **Capital management**

= **Earnings per share growth**

Invesco's commitment to delivering shareholder value is aligned with the Purpose-driven way we manage our business. To meet the needs of our clients, we focus on delivering strong, long-term investment performance, providing a comprehensive range of investment capabilities, seeking to ensure deep and stable investment teams, and running a disciplined global business. Our focus on delivering the outcomes our clients seek enables us to grow our business by attracting new assets under management ("AUM") and retain the AUM of our existing clients, resulting in positive **organic growth** over the longer term.

Investing for the long-term is an important element of our strategy. Our diversified investment capabilities – in terms of investment objectives, styles, client types, and geographies – enable us to meet client needs through differing market cycles across the globe. We also strive to give clients greater value for their money, which, first and foremost, means competitively priced products, as well as investor education, thought leadership, digital platforms and other "value adds" that create an enhanced client experience.

Our strong global operating platform allows us to operate effectively and efficiently and is an important driver of our **operating leverage** that benefits clients and shareholders. We take advantage of our operating leverage in numerous areas of our business and most notably in our client, operational and technology focused support areas. By doing so we are able to meet current client demands, invest for future growth and consistently create value for our shareholders over the long-term.

Invesco strives to maintain our financial strength through disciplined **capital management** and return capital to shareholders on a consistent and predictable basis.

All of this – and the combined efforts of our highly collaborative teams across Invesco – put us in a strong competitive position to help us continue to deliver value to our clients, our shareholders and our other stakeholders.

Shareholder and proxy advisory engagement and feedback

The Annual General Meeting of Shareholders provides our shareholders with the opportunity to:

- evaluate our executive compensation philosophy, policies and practices;
- assess the alignment of executive compensation with Invesco's results; and
- cast an advisory vote to approve the company's executive compensation.

At the 2019 Annual General Meeting of Shareholders, over 93% of shareholder votes were cast in favor of our Say-on-Pay advisory vote (a significant increase from 2018's 62% of shareholder votes cast in favor) — reflecting strong support for Invesco's executive compensation program design, outcomes and its demonstrated linkage to pay-for-performance.

Invesco's Board recognizes the importance of executive compensation decisions to our shareholders and encourages open and constructive dialogue. Each year, Invesco engages with key shareholders and major proxy advisory firms to solicit insights on executive compensation and governance matters.

In the fall and winter of 2019, we conducted shareholder outreach to our top 30 shareholders representing approximately 58% of our outstanding shares[1] to engage with us regarding, among other topics, our executive compensation program. We held telephonic meetings with all shareholders who accepted our invitation - seven of our shareholders representing approximately 20% of our outstanding shares.[1] In addition, MassMutual, our largest shareholder, received information regarding updates to our compensation program and governance in lieu of a telephonic meeting. We also met in person with major proxy advisory firms. Our board chair and compensation committee chair attended meetings with our top institutional shareholders and the major proxy advisory firms. The collective feedback from the shareholder outreach (material details of which are shown in the table below) was shared with the committee. The committee, in conjunction with its independent consultant and senior management, integrated this feedback into our compensation program.

2019 Feedback and Design Enhancements	
Feedback	**Invesco Response**
Add more detail about Say-on-Pay feedback	- CD&A includes expanded detail regarding Say-on-Pay feedback as well as Invesco's response
Provide a description of incentive pool funding	- We address below how we fund our company-wide incentive pool
Provide more detail regarding the company scorecard	- Company scorecard shows level of achievement for each overall category - Company scorecard has been updated to show overall performance
Provide greater transparency regarding process for making compensation decisions and the correlation between company and individual performance and pay	- We include below greater transparency on company and individual performance achievements and related pay outcomes - Shareholders can better understand how the pay outcomes are a result of company and individual performance within the context of the approved company-wide bonus pool and individual incentive targets
Establish a cap for annual cash incentives	- Beginning in 2020, we have established an annual cash incentive cap for executives

1 As of October 31, 2019

Invesco 2019 performance

As noted in the letter to our shareholders, the most significant undertaking for Invesco in 2019 was the completion of our acquisition of OppenheimerFunds, and the integration of our two firms. We view the combination as a multi-year growth story that deepened our relationships with clients in the US, expanded the capabilities we can offer globally and further scaled our business for the benefit of clients and shareholders. We remain intently focused on delivering the additional capabilities achieved through the acquisition to US Wealth Management Intermediaries, and institutional and ex-US markets, while delivering the benefits of our greater scale to our clients and shareholders.

The combination enhanced our business in ways that will contribute to our success over the long term. Even though we only combined the two firms in midyear, we are seeing early signs that illustrate the strength of the combination. For example, for 2019, Invesco delivered powerful results[1]:

- We ended the year with record total AUM of $1.2 trillion – an increase of 38% over the prior year – and higher AUM across all channels and regions.
- We achieved record levels of revenue and operating profits for the year.
- We achieved significant expense synergies, delivering them ahead of schedule and – at $501 million on an annualized basis – more than $25 million above our original target. We will continue to look at delivering further synergies in 2020.
- Lastly, we returned $1.2 billion to shareholders in 2019 through dividends and share repurchases, providing a 15% total shareholder return.

While we made significant progress in a number of key areas in 2019, we also experienced challenges that contributed to the underperformance of our stock price relative to peers, including the following:

- Invesco has a significant global presence in key markets that provides a meaningful advantage over peer firms. However, as one of the leading investment managers in the UK and Europe, our business was impacted by continuing uncertainties surrounding Brexit. Additionally, our strong position in Asia Pacific meant that Invesco was more affected than others by market uncertainties over the trade issues between China and the US.
- Underperformance in several key investment capabilities that had previously been strong performers, plus the challenge of completing one of the largest acquisitions in the industry's history as we worked to integrate OppenheimerFunds, contributed to long-term net outflows for the year totaling $34.4 billion (which represented an 11.8% improvement from 2018).

1 Invesco data as of Dec. 31, 2019.

Revenue growth

The integration of OppenheimerFunds has significantly strengthened our ability to meet client needs and achieve strong operating results on behalf of shareholders, including a 38% growth in AUM year over year and a 16% increase in net revenues.

Earnings growth

Adjusted net income[1] increased by 12%, leading to adjusted diluted earnings[1] per share of $2.55, an increase of 5% from 2018.

Year-end assets under management ($B)

2017	2018	2019
938	888	1,226
+15%	-5%	+38%

Net revenue[1] ($M)

2017	2018	2019
3,755	3,818	4,415
+11%	+2%	+16%

Adjusted net income[1] ($M)

2017	2018	2019
1,106	1,003	1,124
+20%	-9%	+12%

Adjusted diluted earnings per share[1] ($)

2017	2018	2019
2.70	2.43	2.55
+21%	-10%	+5%

Operating results

Adjusted operating income[1] and adjusted operating margin[1] increased 14% and 100 basis points, respectively, from 2018

Capital management

We returned $1.2 billion to common shareholders in 2019, comprised of:

- $529 million in dividends; and
- $670 million in stock buybacks

Adjusted operating income[1] ($M)

2017	2018	2019
1,482	1,392	1,656
+14%	-6%	+19%

Adjusted operating margin[1] (%)

2017	2018	2019
39.5	36.5	37.5
+130 bps	-300 bps	+100 bps

Cash dividend per common share ($)

2017	2018	2019
1.15	1.19	1.24
+4%	+3%	+4%

Total return of capital ($M)

2017	2018	2019
472	842	1,199
+2%	+78%	+43%

1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix A of this Proxy Statement regarding Non-GAAP financial measures.

Our compensation frame work

Pay decisions align with both company and individual performance and are based on individual incentive targets, the outcome of a scorecard of quantitative measures for company performance and a qualitative assessment of individual performance – all within the context of a company-wide incentive pool.



Step 1	Step 2	Step 3	Step 4
Set individual incentive targets and goals	Assess company quantitative performance through company scorecard	Assess qualitative individual performance	Determine individual NEO pay

Step 1 – setting individual incentive targets and goals

In February 2019, the committee established annual incentive targets (consisting of cash bonus + annual stock deferral + long-term equity) for 2019 for our CEO and each of our executive officers. Actual incentive awards may range from 0% up to a maximum of 130% of the target amount based on company and individual performance. The committee also approved the company's operating plan which is part of the annual goals for the company and CEO.

In consultation with Johnson Associates, the committee's independent compensation consultant, the below table shows the 2019 incentive targets for each of the NEOs, which are based on the executive's role with the company.

Name[1]	Current title	2019 Incentive target (in millions)
Martin L. Flanagan	President and CEO	$13.50
Loren M. Starr	Senior Managing Director and Chief Financial Officer	$3.05
Andrew T. S. Lo	Senior Managing Director and Head of Invesco Asia Pacific	$4.14
Gregory G. McGreevey[2]	Senior Managing Director, Investments	$5.80
Andrew R. Schlossberg[2]	Senior Managing Director, Head of the Americas	$4.55

1 As discussed on page 56, Mr. Taylor has retired from the company. His 2019 compensation was set under the terms of an agreement with the company
2 Incentive target for 2019 was increased over 2018 target in order to reflect increased responsibilities and/or role

Step 2 – Setting our company-wide incentive pool and affordability

In early 2020, based on 2019 financial results and the company's performance toward achieving its strategic objectives, the committee set the companywide incentive pool for 2019 at 39.6% of pre-cash bonus operating income ("PCBOI"). All awards, including NEO awards, are paid out of this pool.

The committee uses a range of 34-48 % of PCBOI, in the aggregate, in setting the company-wide incentive pool. The range includes the cash bonus, deferred and equity compensation pools, as well as the amounts paid under sales commission plans (in which our NEOs do not participate). The range was determined based on historical data concerning the practices of asset management and other similar financial services firms as analyzed by Johnson Associates, our independent compensation consultant, and based on data obtained from the McLagan and CaseyQuirk Performance Intelligence Study.

Linking the aggregate incentive compensation pool to a defined range of our PCBOI ensures incentive compensation is affordable.



Step 3 – Using the scorecard to assess company performance

During the fourth quarter of 2019 and early in the first quarter of 2020, the committee conducted its quantitative assessment of company performance. The scorecard for company performance is based on results achieved and related weightings in the following categories: financial performance 50%; delivering to clients 30%; and organizational strength 20%.

Scorecoard for assessing company performance			
Category	**Objective**	**Quantitative measures**	**Weighting (%)**
Financial performance Alignment with long-term shareholder interests	- Deliver strong operating results and financial outcomes - Cash management - Drive efficiency and effectiveness - Increase shareholder returns	- Adjusted diluted earnings per share[1] - Adjusted operating income[1] - Credit ratings (Moody's, S&P and Fitch) - Leverage ratio (adjusted debt/EBITDA) - Adjusted operating margin[1] - Net revenue yield[1] - Dividend growth; stock repurchases - Cumulative capital returned to shareholders (5 year period) - Total shareholder return vs. total returns of S&P 500 and our peer group over various time frames	50
Delivering to clients Alignment with long-term client interests	- Achieve strong investment performance and advocate responsible investment practices	- Quality and breadth of investment capabilities on a 3- and 5-year basis - Sustainable responsible investment and corporate stewardship commitment (Principles for Responsible Investment (PRI) rating)	30
Organizational strength Ensuring sustainability of shareholder and client outcomes and creating alignment with employee interests	- Ensure organizational health and high performance culture - Promote sound risk management practices	- Thoroughness of talent management and development - Foster and build a diverse and inclusive culture - Succession planning - Sustainable employee engagement scores - Employee retention (employee turnover rate) - Leadership and management practices - Diligence and mitigation of risks, including cyber-risk	20

1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix B of this Proxy Statement regarding Non-GAAP financial measures.

In early 2020, using the company scorecard, the committee conducted its final **quantitative assessment** of company performance in respect of 2019. Based on scoring each quantitative measure and weighing the categories shown above, the committee reviewed the results of each of the quantitative measures and determined the company's overall performance as **"targets achieved"**.

Though the committee saw substantial progress against the company's multi-year strategic objectives, it recognized that shareholders continue to feel the short-term impact of the stock price. Among the many other successful outcomes are items such as an increase in adjusted earnings per share, cumulative capital returned to shareholders and adjusted operating income that are highlights for the year. Pages 36 and 37 under the heading **2019 achievements** describes further the achievements of this past year, as well as outcomes of several metrics included in the company scorecard.

Step 4 – qualitative assessment of individual performance and determining individual compensation

During the fourth quarter of 2019 and early in the first quarter of 2020, following the committee's approval of the company-wide annual incentive pool, the committee assessed each executive's performance within the context of
■ company performance as detailed on the company scorecard
■ each executive's performance against the executive's goals
■ each executive's incentive target range

After the quantitative assessment of company performance, the committee applied its **qualitative assessment** of each executive officer in setting final compensation of such executive officers in order to ensure that outcomes are aligned with company and individual performance and are therefore aligned with shareholder interests.

2019 NEO total annual compensation summary

The committee conducted its quantitative assessment of company performance using the scorecard on page 39. The committee reviewed each individual outcome of the measures and determined that the company overall score in the three categories and quantitative measures were "targets achieved". The committee continued to recognize that although we made progress in several areas throughout 2019 (as outlined on page 36), we also experienced challenges that contributed to the underperformance of our stock price relative to peers.

Category	Weighting	Outcome
Financial performance	50%	Targets achieved
Delivering to clients	30%	Targets achieved
Organizational strength	20%	Targets achieved

In determining Mr. Flanagan's compensation, the committee took into consideration
■ the positive achievements with respect to the company's multi-year strategic objectives as discussed on page 2 (including the CEO's leadership of the successful combination of OppenheimerFunds with Invesco) and the "targets achieved" rating of the company's quantitative measures as discussed on page 39,
■ the company's underperformance of Invesco's stock relative to our peers, and
■ overall market dynamics and the challenging landscape for the asset management industry.

For 2019, the committee decided that Mr. Flanagan's total incentive compensation should be $11.46 million, which is 84.9% of his 2019 incentive target of $13.5 million. Mr. Flanagan's total 2019 compensation is up 10.2% from 2018. However, for both 2018 and 2019, Mr. Flanagan's total compensation is down 20.1% and 11% from 2017, respectively. As noted above, the company's process for determining executive officer pay is applied to all incentive compensation (consisting of cash bonus + annual stock deferral + long-term equity).

The committee applied the same disciplined approach in determining the compensation for the other NEOs and considered individual achievements and new responsibilities. (For more information regarding the compensation outcomes for our CEO and other NEOs, please refer to pages 43 through 48.)

The below tables show compensation decisions for each of the NEOs, as well as incentive pay as a percentage of their incentive target. Incentive compensation for the CEO and the other NEOs may range from 0% to 130% of each executive's respective target.

2019 NEO total compensation							
Name	Base salary ($)	Cash bonus ($)	Stock deferral ($)	Long-term equity ($)	Total compensation ($)	YOY % change	Performance-based ($)[1]
Martin L. Flanagan	790,000	3,704,000	1,515,280	6,240,720	12,250,000	10.2%	3,878,000
Loren M. Starr	450,000	912,000	397,000	1,641,000	3,400,000	–	1,019,000
Andrew T. S. Lo	458,070	1,400,000	541,930	2,400,000	4,800,000	6.1%	1,470,965
Gregory G. McGreevey	450,000	2,100,000	1,100,000	2,400,000	6,050,000	21.0%	1,750,000
Andrew R. Schlossberg	450,000	1,820,000	1,365,000	1,365,000	5,000,000	22.1%	1,365,000

1 Represents fifty percent of the combined value of the annual stock deferral and long-term equity awards

Name	2019 Incentive target (in millions $)	Company performance	2019 Final incentive compensation (in millions $)[1]	Outcome (% of target)
Martin L. Flanagan	13.50	Targets achieved	11.46	84.9
Loren M. Starr	3.15	Targets achieved	2.95	93.7
Andrew T. S. Lo	4.14	Targets achieved	4.34	104.8
Gregory G. McGreevey[2]	5.80	Targets achieved	5.60	96.6
Andrew R. Schlossberg[2]	4.55	Targets achieved	4.55	100.0

1 Incentive compensation includes bonus + short-term deferral + long-term equity.
2 Incentive target for 2019 was increased to reflect increased responsibilities and/or role.

Caps
For the CEO, the annual cash bonus is capped at $10.0M and annual total compensation is capped at $25.0M.

New for 2020, annual cash bonus for executives (other than the CEO) will be capped so as not to exceed 50% of total pay.

Performance-based incentives
Fifty percent of the combined value of the annual stock deferral and long-term incentive awards is performance-based. Vesting of performance-based awards is tied to adjusted operating margin over a three-year period and three-year average of TSR of the company and the constituents of the S&P 500 asset management sub-index ("Relative TSR"). See page 53 for a current listing of Relative TSR peers. See **Performance-based equity awards** on page 50 for additional details.

Pay for performance compensation structure for NEOs

Our compensation structure reflects our commitment to pay for performance. As noted in the following graphs, 87% - 93% of our NEO compensation is variable. Compensation mix percentages shown in the following graphs are based on compensation decisions by the committee with respect to 2019.

Cash bonus, stock deferral and long-term equity awards were earned in 2019 and paid/granted in 2020. In accordance with SEC requirements, the **Summary Compensation Table** on page 58 reports equity in the year granted, but cash in the year earned. The Summary Compensation Table reports ''All Other Compensation,'' which is not part of the committee's compensation determinations.

2019 CEO total annual compensation – $12.25M

94% of total compensation is variable

Base salary	Annual cash bonus	Annual stock deferral award	Long-term equity award
$790,000	$3,704,000	$1,515,280	$6,240,720

63% of total compensation is awarded in equity;
50% of which is performance-based

2019 NEO total annual compensation (excluding CEO)[1]

87%-93% of total compensation is variable

Base salary	Annual cash bonus	Annual stock deferral award	Long-term equity award
$450,000 - $458,070	$912,000 - $2,100,000	$397,000 - $1,365,000	$1,365,000 - $2,400,000

55% to 61% of total compensation is awarded in equity;
50% of which is performance-based

1 Excludes compensation of Mr. Taylor. Mr. Taylor's compensation was set under the terms of an agreement with the company. See **Employment Agreements** below for further details.

Linking pay and performance

Below is a summary of 2019 NEO compensation and material accomplishments the committee considered when determining compensation for 2019.



Martin L. Flanagan
President and CEO

2019 Compensation
(in 000s)

Base salary	$790
Annual incentive award – Cash	$3,704
Annual incentive award – Stock deferral	$1,515
Long-term equity award	$6,241
Total annual compensation	$12,250
Total incentive compensation	$11,460
2019 incentive target	$13,500
Total incentive compensation as a % of 2019 incentive target	84.9%

Responsibilities

Mr. Flanagan is President and CEO. He develops, guides and oversees execution of Invesco's long-term strategic priorities to deliver value for clients and shareholders over the long-term.

Mr. Flanagan is responsible for senior leadership development and succession planning, defining and reinforcing Invesco's purpose and engaging with key clients, industry leaders, regulators and policy makers.

In determining Mr. Flanagan's 2019 compensation, the compensation committee considered a variety of factors, including the positive achievements and outcomes of the company's multi-year strategic objectives as discussed on page 2, the accomplishments of the combination of OppenheimerFunds with Invesco, including the accelerated and exceeded achievement of captured synergy targets, and the overall scorecard of company performance as discussed on page 39. The committee is highly supportive of Mr. Flanagan and his executive team as they continue to drive the performance and strategic direction of the company.

For 2019, the committee decided that Mr. Flanagan's total incentive compensation should be $11.46 million, which is 84.9% of his 2019 incentive target of $13.5 million. Mr. Flanagan's total 2019 compensation is up 10.2% from 2018. However, for both 2018 and 2019, Mr. Flanagan's total compensation is down 20.1% and 11% from 2017, respectively. As noted above, the company's process for determining executive officer pay is applied to all incentive compensation (consisting of cash bonus + annual stock deferral + long-term equity).

2019 Key achievements

- Mr. Flanagan led the integration of MassMutual's asset management affiliate, OppenheimerFunds, which closed in the second quarter of 2019. The combination deepened our relationship with clients in the US, expanded the capabilities we can offer globally and further scaled our business for the benefit of clients and shareholders. The combination also strengthened the firm's operating results, with operating revenues growing 15.1% year-over-year and assets under management increasing to $1.2 trillion (as at December 31, 2019). Additionally, the firm achieved significant net expense synergies of $501 million on an annualized basis and returned $1.2 billion to shareholders in 2019. In recognition of the acquisition's positive and significant impact on the industry, Invesco won the Deal of the Year honor at the 26th annual Mutual Fund Industry Awards.

- Under Mr. Flanagan's leadership, the firm continued to make good progress in China in 2019, building on our 30-year legacy in this important, growing market. Invesco was ranked #2 among top foreign firms in China by Z-Ben Advisors in its 2019 China Ranking Report. Greater China, at $73 billion in assets under management and $8 billion in net flows for 2019, is one of Invesco's fastest-growing businesses (Invesco data as at December 31, 2019).

- The firm further strengthened our market-leading solutions capability in 2019, leveraging one of the industry's strongest, most experienced solutions teams to deliver customized outcomes for clients.

- Invesco QQQ also celebrated 20 years of curating innovation in 2019. Since its inception in 1999, Invesco QQQ has grown to become one of the largest, most-traded and highest-performing ETFs in the history of the industry.

- Mr. Flanagan also oversaw the launch of several innovative funds during the year, including a blockchain ETF on the London Stock Exchange and Gilt ETFs, which gives investors access to UK government bonds across the full maturity spectrum.

- Invesco won multiple awards recognizing its investment leadership during the year. Our High Yield Equity Dividend fund was named one of the top 5 dividend funds in the US for the past five years by Barron's, and our Active Multi-Sector Credit Fund and Europlus Fund won the Lipper Fund Awards in Europe from Revinitv.

- As a result of Mr. Flanagan's commitment to further strengthening our Environmental, Sustainability and Governance (ESG) efforts, Invesco earned an A+ rating in PRI (Principles for Responsible Investment) for its overall approach to responsible investment for the third consecutive year.

- Mr. Flanagan continued to champion our corporate culture and provide development opportunities for our talented professionals across the globe. We continued to make progress toward our commitment to improve diversity across our global business. We achieved the lower end of our diversity target of 30-40% women in senior management roles in each region and overall, a 6% increase since setting the target in 2017.

CEO pay and financial performance

The below charts demonstrate that over the last five years the committee has ensured that the CEO's compensation has aligned closely with the financial outcomes of the firm.



5-year Invesco CEO pay versus financial performance

	2015	2016	2017	2018	2019
■ CEO compensation ($mil)	15.1	13.5	13.8	11.0	12.25
■ Adjusted operating income[2] ($mil)	1,480	1,297	1,482	1,392	1,656
■ Adjusted operating margin[2] (%)	40.6	38.2	39.5	36.5	37.5
■ Adjusted diluted EPS[2] ($)	2.44	2.23	2.70	2.43	2.55

1 Consists of salary, annual cash bonus, annual stock deferral award and long-term equity award (50% of the combined value of the annual stock deferral and long-term equity awards is performance based for 2018 and 2019). See note on page 58 regarding differences from the summary compensation table.
2 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix B of this Proxy Statement regarding Non-GAAP financial measures.

The table below shows the year-over-year change in adjusted operating income, adjusted operating margin and CEO compensation:

	2015	2016	2017	2018	2019
Adjusted operating income[1]	-0.5% ▼	-13% ▼	+14% ▲	-6% ▼	+19% ▲
Adjusted operating margin[1]	-1 ▼	-6 ▼	+3 ▲	-8% ▼	+1% ▲
CEO total incentive compensation[2]	-6% ▼	-11% ▼	+3% ▲	-21% ▼	+12% ▲

1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix B of this Proxy Statement regarding Non-GAAP financial measures.
2 Consists of annual cash bonuses, annual stock deferral awards and long-term equity awards.

Other NEO pay and performance



Loren M. Starr
Senior Managing Director
and Chief Financial Officer

2019 Compensation
(in 000s)

Base salary	$450
Annual incentive award – Cash	$912
Annual incentive award – Stock deferral	$397
Long-term equity award	$1,641
Total annual compensation	$3,400
Total incentive compensation	$2,950
2019 incentive target	$3,150
Total incentive compensation as a % of 2019 incentive target	93.7%

Responsibilities

Mr. Starr serves as Senior Managing Director and Chief Financial Officer.

Mr. Starr is responsible for planning, implementing, managing and controlling all corporate financial-related activities of the firm, including forecasting, strategic planning, capital allocations and expense management. He also oversees corporate finance, accounting, investor relations and corporate strategy.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Mr. Starr's individual performance, the committee determined that Mr. Starr's total incentive compensation should be $2.95 million, which is 93.7% of his incentive target of $3.15 million. Mr. Starr's total 2019 compensation was flat compared to 2018.

2019 Key achievements

- Mr. Starr played a critical role in driving synergy savings for the OppenheimerFunds integration. The original goal was run-rate cost savings of $475 million and Mr. Starr was able to achieve net expense synergies of $501 million on an annualized basis and ahead of schedule. In addition, Mr. Starr led his team in having fully integrated accounting/ payroll operations immediately post the close of the acquisition.
- Under Mr. Starr's leadership, the firm continued to execute the share buyback program for Invesco shareholders, completing $962 million of the $1.2 billion program goal, while ending the year with a zero credit facility balance and $1.05 billion in cash.
- In EMEA, through rationalizing legal entities and improving management of regulatory capital, Mr. Starr freed up capital to be used for share buy backs and dividends.
- Working closely with Invesco's Asia Pacific leadership, Mr. Starr allocated capital to new products and initiatives to help drive a 40%+ growth in Invesco's China business in 2019.
- In 2019, Mr. Starr took on the responsibility of being the sponsor for various firm diversity councils and increased the global gender diversity of his senior management team with over 45% female senior leaders and a workforce of over 50% female. Mr. Starr also serves as the executive sponsor of the Invesco Proud Network, Invesco's global LGBTQ+ business resource group.



Andrew T. S. Lo
Senior Managing Director
and Head of Asia Pacific

2019 Compensation
(in 000s)

Base salary	$458
Annual incentive award – Cash	$1,400
Annual incentive award – Stock deferral	$542
Long-term equity award	$2,400
Total annual compensation	$4,800
Total incentive compensation	$4,342
2019 incentive target	$4,142
Total incentive compensation as a % of 2019 incentive target	104.8%

Responsibilities
Mr. Lo is Senior Managing Director and Head of Asia Pacific.

Mr. Lo is responsible for the firm's operation in the Asia Pacific region where he endeavors to address the large and growing needs of our investors in the region. He works with clients to understand their issues and objectives and finding solutions for them.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Mr. Lo's individual performance, the committee determined that Mr. Lo's total incentive compensation should be $4.34 million, which is 104.8% of his incentive target of $4.14 million due to Mr. Lo's exceptional performance in Asia-Pacific. Mr. Lo's total 2019 compensation was up 6.1% compared to 2018.

2019 Key achievements

- Despite the trade tension and market volatility, Mr. Lo has led our Asia-Pacific business to achieve another strong year in 2019. 60%, 83% and 83% of the region's assets were above peers on a 1-, 3- and 5-year basis, respectively.[1] AUM exceeded $128.6 billion, a 23.2% increase year-over-year. Long-term net flows were $8.3 billion, up 89% compared to 2018. Our Asia-Pacific money market fund (MMF) business had $4.2 billion of net flows, bringing our Asia-Pacific full year net flows to $12.8 billion in 2019.
- Mr. Lo was instrumental to our China growth initiatives which continues to accelerate.
  - China-sourced AUM, comprised of the Invesco Great Wall joint venture (IGW) and offshore institutional business, increased from $36.8 billion in 2018, to $52.1 billion in 2019, a $15.3 billion or 41.6% increase year-over-year.
  - Long-term net flows from IGW was $6.0 billion in 2019. The E-commerce business has transformed retail distribution of IGW products and continues to grow with strong momentum in 2019. At the end of the year, E-commerce accounted for 42.9% of IGW's total AUM. IGW was ranked amongst the top fund management firms on Ant Financial's E-commerce platform in terms of business growth, with two Invesco MMFs connected to the platform's YuE Bao program, with total AUM over $15 billion.
  - IGW's active equity investment capability is also highly recognized; at the end of 2019, IGW was ranked second place out of 101 fund management companies based on weighted average absolute returns on a 3-year basis.
  - Additionally, IGW was recognized with numerous awards in China, including Excellent Fund Management Company & Management Leadership and Excellent Portfolio Management & Team by Asset Management Association of China.
- Mr. Lo also led the expansion of our Greater China business. As investors are increasingly seeking income generating strategies, our Greater China team launched $2.1 billion of Fixed Maturity Plans (FMPs) to meet those needs. Invesco maintained its leadership position in FMPs issuance in Taiwan, with over $1.4 billion net assets raised in 2019.
- Mr. Lo contributed to the firm's relevance in Australia by offering differentiated strategies such as alternative real estate investment. Net flows from Australia was $900 million, growing AUM to $6.1 billion.
- Mr. Lo's continued success in delivering Invesco's global capabilities to meet clients' needs grew gross sales in the region to $42.1 billion, up 42.2% from $29.6 billion in 2018.
- Under Mr. Lo's leadership, Invesco was awarded Asset Manager of the Year from AsianInvestor in 2019.
- Mr. Lo embraces and promotes diversity and inclusion. The company's goal of senior female leadership was 30% - 40% and Asia Pacific stood at 34% at the end of 2019. He is the executive sponsor of Invesco's Women's Network (IWN) in the region. In 2019, he sponsored the Asia Pacific IWN townhall and kicked off the first IWN iMentor program in the region with more than 20 female mentees participating in the program.

1 Invesco data as of December 31, 2019.



Gregory G. McGreevey
Senior Managing Director,
Investments

2019 Compensation
(in 000s)

Base salary	$450
Annual incentive award – Cash	$2,100
Annual incentive award – Stock deferral	$1,100
Long-term equity award	$2,400
Total annual compensation	$6,050
Total incentive compensation	$5,600
2019 incentive target	$5,800
Total incentive compensation as a % of 2019 incentive target	96.6%

Responsibilities
Mr. McGreevey serves as Senior Managing Director, Investments. In 2019 Mr. McGreevey added over $200 billion in assets managed under his remit with the OppenheimerFunds combination. He continued his responsibility for certain of Invesco's global investment teams, trading, Global Performance and Risk Group and investment administration.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Mr. McGreevey's individual performance, the committee determined that Mr. McGreevey's total incentive compensation should be $5.6 million, which is 96.6% of his incentive target of $5.8 million. Mr. McGreevey's total 2019 compensation was up 21% compared to 2018 reflecting an adjustment for both larger responsibilities and strong performance.

2019 Key achievements

- Mr. McGreevey played a critical role in delivering on the OppenheimerFunds combination. He successfully combined the various investment teams across both firms, delivered on synergy targets for his group, and continually engaged with clients to ensure they were kept informed and any issues were addressed quickly.
- As part of the combination, Mr. McGreevey realigned the Investments leadership team and completed comprehensive equity investment team deep dives with the intention to overcome business challenges and position teams for long-term growth. Under his leadership, equity teams experienced a strong improvement in performance in 3-month and 1-year measures to 63% and 66% of assets in the top half of peers respectively.[1]
- Under Mr. McGreevey's direction, the fixed income teams maintained strong investment performance with 66%, 68%, and 76% of assets in the top quartile of peer groups[1] on a 1-, 3-, and 5-year basis, respectively, and the multi-sector teams delivered top quartile results.[1]
- Mr. McGreevey integrated the firm's factor investing capabilities (equity, fixed income, and commodities). In 2019, global factor investing AUM increased 23.2% as of the end of 2019, seeing positive net flows globally.
- Mr. McGreevey completed the build out of a fully-capable Solutions function, including key hires across strategic asset allocation, tactical asset allocation (including dynamic factor investing) and manager selection capabilities. The investment in solutions realized a number of associated wins across enablement, advisory and managed assets that funded in 2019 or are expected to fund in 2020.
- Mr. McGreevey focused on imbedding diversity and inclusion priorities further into his organization in 2019, requiring that diversity and inclusion be one of the top 3 decision criteria during talent reviews. He also served as the executive leader on the CEO Advisory Council of the North American Diversity Project, a key external partnership. Mr. McGreevey has committed to a 1-year reverse mentoring relationship in 2020 for himself and each of his direct reports.

---

1 Invesco data as of December 31, 2019



Andrew R. Schlossberg
Senior Managing Director
and Head of the Americas

<table>
<tr><td colspan="2">**2019 Compensation**
(in 000s)</td></tr>
<tr><td>Base salary</td><td>$450</td></tr>
<tr><td>Annual incentive award – Cash</td><td>$1,820</td></tr>
<tr><td>Annual incentive award – Stock deferral</td><td>$1,365</td></tr>
<tr><td>Long-term equity award</td><td>$1,365</td></tr>
<tr><td>Total annual compensation</td><td>$5,000</td></tr>
<tr><td>Total incentive compensation</td><td>$4,550</td></tr>
<tr><td>2019 incentive target</td><td>$4,550</td></tr>
<tr><td>Total incentive compensation as a % of 2019 incentive target</td><td>100.0%</td></tr>
</table>

Responsibilities
Effective March 2019, Mr. Schlossberg has served as senior managing director and head of Americas business. He has responsibilities for distribution, marketing, global exchange traded funds capabilities, corporate communications and human resources. Prior to taking this role in 2019, Mr. Schlossberg was the senior managing director for EMEA.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Mr. Schlossberg's individual performance, the committee determined that Mr. Schlossberg's total incentive compensation should be $4.5 million, which is 100% of his incentive target of $4.5 million. Mr. Schlossberg's total 2019 compensation was up 22.1% compared to 2018 based on strong performance in his larger role as head of Americas.

2019 Key achievements

- Mr. Schlossberg played a leading role in delivering on the OppenheimerFunds combination. He delivered on synergy targets for his group (over 40% of proforma expenses), reshaped the strategy and talent, and lead our efforts in communications and engagement with clients and partners throughout our integration.
- Mr. Schlosberg established a new Americas executive leadership team and advanced our Americas business operating model to work cross-functionally, improve speed to market, and increase collaboration with the intent of continually delivering for our clients.
- Under Mr. Schlossberg's leadership, the global ETF platform advanced materially as we recorded $16 billion in net new flows, introduced new investment strategies on our Americas and European platforms, and successfully integrated the OppenheimerFunds ETF product line, systems, and teams by year end.
- Through the global brand platform, Mr. Schlossberg elevated our firm's profile and voice publicly through promotional campaigns which reached 125 million people across various media platforms in the US. Invesco's brand familiarity with US advisors increased from 74% to 81% and high net worth consumers increased their perception of Invesco being a leader in the investment space from 36% to 72%.
- In Mr. Schlossberg's role of having overall responsibility for the global human resources function, the firm has continued to roll out various diversity and inclusion priorities and trainings, improving its gender balance within senior management roles, and extending or establishing business resource groups, such as the Invesco's Women Network, Working Families and LGBTQ+ in 2019, with additional groups launching in 2020. In addition, under Mr. Schlossberg's leadership, the firm introduced an active performance management program and new policies and benefits to promote more flexible working.



Philip A. Taylor
Retired Vice Chair

Mr. Taylor retired from the company at the end of 2019. Mr. Taylor's 2019 compensation was set under the terms of an agreement with the company described on page 56.

3   Our Compensation Program

Compensation philosophy

Invesco's compensation program is designed to support our multi-year strategic objectives and desire to reward the behaviors and discipline that generate strong performance for our clients and shareholders over the long-term by:

- aligning the interests of our senior-level employees and NEOs with those of clients and shareholders through long-term awards and accumulation of meaningful share ownership positions;
- balancing pay-for-performance with economic outcomes such that compensation is affordable to Invesco and its shareholders while fair to employees;
- reinforcing our commercial viability by closely linking rewards to Invesco, business unit and individual results and performance;
- attracting, recognizing and retaining the best talent in the industry by ensuring a meaningful mix of cash and deferred compensation; and
- discouraging excessive risk-taking that would have a material adverse impact on our clients, shareholders or company.

Compensation components

We utilize the following compensation components in our executive compensation program to achieve our objectives:

Component	Purpose	Description
Base salary Cash	Provides fixed pay for the performance of day-to-day job duties	Based on knowledge, skills, experience and scope of responsibility Relatively small portion of total annual compensation Evaluated on an annual basis; generally, remains static unless there is a promotion or adjustment needed due to economic trends in the industry
Annual incentive award Cash bonus and stock deferral	Recognizes current year achievement of goals and objectives Aligns with company, business unit and individual performance Deferral portion aligns executive with client and shareholder interests and encourages retention by vesting over time	Based upon assessment of company performance and individual performance When mandated by local regulatory requirements, we grant awards denominated in our product fund offerings in lieu of annual stock deferral awards Our annual deferral awards vest over four years in equal annual increments of 25% per year
Long-term incentive award Equity	Recognizes potential for future contributions to the company's long-term strategic objectives Aligns executive with client and shareholder interests and encourages retention by vesting over time	Based upon assessment of company performance and individual performance Time-based and vest over four years in equal annual increments of 25% per year

Component	Purpose	Description
Performance shares Equity	Aligns executive with client and shareholder interests Encourages retention by vesting based on time and performance measures	Fifty percent of the combined value of the annual stock deferral and long-term incentive awards to executive officers is performance-based. Beginning with awards granted in February 2019, vesting is tied to adjusted operating margin and Relative TSR Our performance-based equity awards have a three-year performance period and three-year cliff vesting

Emphasis on deferrals

The committee has designed our executive compensation program so a significant portion of an executive's compensation is in the form of deferred incentives. The committee believes this appropriately aligns our executive's interests with our shareholders as it focuses on long-term shareholder value creation.

Approximately, 60% - 69% of incentive compensation of our CEO and each of our senior managing directors is deferred. The committee has no pre-established policy or target on the compensation mix between pay elements.

Performance-based equity awards

Fifty percent of the combined value of the annual deferral award and the long-term equity award is performance-based. Beginning with awards granted in February 2019, vesting is tied to the following two performance measures – **adjusted operating margin** and **Relative TSR** over a three-year period.

The committee believes tying vesting to adjusted operating margin and relative TSR over a multi-year period aligns with shareholder interests and the following goals with respect to performance-based awards:

Relative TSR
■ tracks value created for shareholders as a quantitative measure
■ aligns with shareholder interests

Adjusted operating margin (AOM)
■ focuses discipline in corporate investments, initiatives and capital allocation
■ is consistent with the way the business is managed
■ is an important measure of overall strength of an asset manager
■ aligns with Invesco's shareholder value framework
■ is a primary measure of focus of industry analysts
■ is improved through effective management over the long-term
■ more effectively avoids conflicts of interest with clients

Performance award vesting matrix

The number of shares that vest will equal the target award amount multiplied by the vesting percentage associated with the Average AOM and Relative TSR ranking on the chart below. Vesting may range from 0% to 150%. We believe that the linked vesting performance thresholds provides significant rigor to our incentive program, as payouts are not a range of outcomes but represent specific performance levels.

Average AOM (%)	Relative TSR[1]					
	≤ 25th%ile	> 25th%ile and < 55th%ile	55th%ile	> 55th%ile and < 75th%ile	≥ 75th%ile	
≤ 44.5	100	113	125	138	150	
42.5	83	101	117	129	142	Vesting percentage
40.5	67	88	108	121	133	
38.5	50	75	100	113	125	
36.5	33	58	83	101	117	
34.5	17	42	68	88	108	
≤ 28.0	0	25	50	75	100	

1 Points between the stated data points are determined by ratable straight line interpolation.

If Invesco's Relative TSR is equal to or below the 25th percentile and average adjusted operating margin is 28.0% or less, then our CEO and each of our executives will not be entitled to a distribution of any shares or accrued dividends.

The rigor of the thresholds, as well as the partial vesting of awards for failure to meet the target range and an upside opportunity for performance beyond the target range, align with the committee's belief that the company's performance-based awards demonstrate our pay-for-performance philosophy.

Below is a summary of the features of our performance awards:

Performance-based award features	
Performance period	Three years
Performance metrics	Adjusted operating margin and Relative TSR
Performance vesting range	0% - 150%; straight line interpolation used for actual result
Vesting	3-year cliff
Dividends	Deferred and paid only to the extent an award vests
Settlement	Shares
Clawback	Subject to clawback policy in the event of fraudulent or willful misconduct

Role of the compensation committee

The committee's responsibilities include:
- reviewing and making recommendations to the Board about the company's overall compensation philosophy;
- approving the aggregate compensation pool;
- evaluating the performance of, and setting the compensation for, the CEO; and
- overseeing management's annual process for evaluating the performance of, and approving the compensation for, all other executive officers.

Role of the independent compensation consultant

The committee has engaged Johnson Associates, an independent consulting firm, to advise it on director and executive compensation matters. Johnson Associates assists the committee throughout the year by:
- providing analysis and evaluation of our overall executive compensation program, including compensation paid to our directors and NEOs;
- attending certain meetings of the committee and periodically meeting with the committee without members of management present;
- providing the committee with market data and analysis that compares executive compensation paid by the company with that paid by other firms in the financial services industry, which we consider generally comparable to us; and
- providing commentary regarding market conditions, market impressions and compensation trends.

Under the terms of its engagement with the committee, Johnson Associates does not provide any other services to the company unless the committee has approved such services. No such other services were provided in 2019. The committee has considered various factors as required by NYSE rules as to whether the work of Johnson Associates with respect to director and executive compensation-related matters raised any conflict of interest. The committee has determined no conflict of interest was raised by the engagement of Johnson Associates.

Role of the executive officers

Our chief executive officer meets with the non-executive directors throughout the year to discuss executive performance and compensation matters, including proposals on compensation for individual executive officers (other than himself). Our chief executive officer and head of human resources work with the committee to implement our compensation philosophy. They also provide to the committee information regarding financial and investment performance of the company as well as our progress toward our long-term strategic objectives. Our chief financial officer assists as needed in explaining specific aspects of the company's financial performance.

Market data

The market data provided by the committee's independent consultant includes performance and pay practices of firms in the financial services industry, which we consider generally comparable to us. This group, as described below, includes a mix of publicly traded US and global asset management firms and banks.

The reference material provided by the committee's independent consultant assists the committee in gaining an awareness of industry compensation standards, practices and trends and informs the committee's compensation determinations for our executive officers, including our NEOs.

The committee does not target a percentile of market or the peer group with respect to total pay packages or any individual components. Individual NEO compensation decisions are primarily based on the committee's assessment of company and individual performance.

Peer group composition – compensation

In determining executive compensation, the committee reviews the executive compensation practices and levels of our industry peer companies, which consists of:

US focused (7 peers)		
- Affiliated Managers Group	- Eaton Vance	- TD Ameritrade
- Ameriprise Financial	- Federated Hermes	- T. Rowe Price
- Charles Schwab		
Global (6 peers)		
- AB	- Franklin Resources	- Lazard
- BlackRock	- Legg Mason	- Principal Financial Group
Custody and trust banks (3 peers)		
- Bank of New York Mellon	- Northern Trust	- State Street

Peer group composition – performance-based awards

Beginning with performance-based awards granted in February 2019, vesting for the Relative TSR component will be calculated based on the TSR of the company and the constituents of the S&P 500 asset management sub-index for the performance measurement period calculated on an equal-weight basis.

The S&P 500 asset management sub-index is a pre-defined selection of companies which eliminates any potential bias as a result of a self-selected peer set. The committee believes that the use of an equally-weighted (as opposed to cap weighted) is preferred as it reduces the influence of any single company in the index. The committee believes that the S&P 500 asset management sub-index, although small, is appropriate as it includes companies with a size and geographic/ business similar to that of Invesco.

The committee will evaluate, from time to time, the appropriateness of this peer group. The current firms (other than Invesco) that comprise the S&P 500 asset management sub-index are:

US focused (3 firms)		
- Affiliated Managers Group	- Ameriprise Financial	- T. Rowe Price
Global (2 firms)		
- BlackRock	- Franklin Resources	
Custody and trust banks (1 firm)		
- Bank of New York Mellon		

4 Compensation Policies and Practices

Summary of executive compensation practices

Our executive compensation program reflects our commitment to responsible financial and risk management and is demonstrated by the following policies and practices:

What we do	What we don't do
✓ Align pay with performance	X Pay dividends or dividend equivalents on unvested performance-based awards
✓ Link incentive compensation to affordability and the firm's performance	X Provide tax gross ups
✓ Emphasize deferred compensation with long vesting periods in order to align executives with client and shareholder interests	X Allow short selling, hedging or pledging of company stock by insiders
✓ Require 50% of equity awards for executive officers to be performance-based	X Permit share recycling on stock options and stock appreciation rights
✓ Maintain a clawback policy for executive officers allowing for the recoupment of performance-based compensation in the event of a material restatement of our financial results	X Provide supplemental retirement benefits or retirement arrangements
✓ Engage in frequent outreach in order to provide shareholders and major proxy advisory firms with opportunities to provide feedback and insights on our executive compensation program	
✓ Maintain significant stock ownership guidelines for our executive officers	
✓ Maintain a cap on cash bonuses for our executive officers and total compensation cap for our CEO	
✓ Utilize "double triggers" for vesting of equity awards in the event of a change in control	
✓ Retain an independent compensation consultant to assess our executive compensation program	
✓ Limit perquisites	
✓ Monitor risk by regularly reviewing incentive compensation program and practices	

Stock ownership policy

Our Executive Officer Stock Ownership Policy requires the CEO to hold at least 250,000 shares of Invesco common stock. All other NEOs must hold at least 100,000 shares of Invesco common stock.

All of our NEOs have exceeded the stock ownership requirements.

Hedging policy

As part of our Insider Trading Policy, our hedging policy prohibits hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involving our securities; however, limited exceptions are allowed. To date, no exceptions have been made. The hedging policy is in place for all of our directors, officers, employees and any of their respective (i) family members that reside in the same household as the individual (including a child away at college), (ii) anyone else who lives in the household, and (iii) family members outside of the household that the individual directs or influences control and (iv) any entities, including any corporations, partnerships or trusts that the individual influences or controls.

Clawback policy

All performance-based equity awards of our executive officers are subject to forfeiture or "clawback" provisions, which provide that any vested or unvested shares, any dividends and the proceeds from any sale of such shares, are subject to recovery by the company in the event that:

- the company issues a restatement of financial results to correct a material error;
- the committee determines that fraud or willful misconduct on the part of the employee was a significant contributing factor; and
- some or all of the shares granted or received prior to such restatement would not have been granted or received based upon the restated financial results.

Benefits

All NEOs are entitled to receive medical, life and disability insurance coverage and other corporate benefits available to most of the company's employees working in the same country. NEOs are also eligible to participate in the Employee Stock Purchase Plan on the same terms as the company's other employees. In addition, the NEOs may participate in the 401(k) plan or similar retirement savings plans in the NEO's home country.

Perquisites

The company provides limited perquisites to its NEOs to aid the executives in their execution of company business. The committee believes the value of perquisites are reasonable in amount and consistent with its overall compensation plan.

Mr. Flanagan has personal use of company-provided aircraft. The company leases an airplane for which it pays direct operating expenses, monthly lease payments and management fees.

The compensation attributed to our NEOs for 2019 perquisites is included in the **All Other Compensation** Table for 2019 on page 59.

Tax reimbursements

Invesco did not provide tax reimbursements for any perquisites or other compensation paid to our NEOs.

Tax deductibility of compensation

The committee considers the tax and accounting consequences of the compensation plans applicable to executive officers. Under Internal Revenue Code Section 162(m), compensation paid to certain executive officers of public companies in excess of $1 million in any tax year generally is not deductible. The performance-based pay exception to the deduction limit previously available under Section 162(m) is no longer available except with respect to certain grandfathered amounts which may continue to be deductible. No actions have been taken that were intended to impact the status of any grandfathered amounts.

Employment agreements

Martin L. Flanagan – Our CEO has an employment agreement with the company. Under the employment agreement, Mr. Flanagan is employed as President and Chief Executive Officer of the company. The agreement terminates upon the earlier of December 31, 2025 (the year in which Mr. Flanagan reaches age 65) or the occurrence of certain events, including death, disability, termination by the company for "cause" or termination by Mr. Flanagan for "good reason."

The terms of Mr. Flanagan's amended employment agreement provide:

- an annual base salary of not less than $790,000;
- the opportunity to receive an annual cash bonus award based on the achievement of performance criteria;
- the opportunity to receive share awards based on the achievement of performance criteria;
- eligibility to participate in incentive, savings and retirement plans, deferred compensation programs, benefit plans, fringe benefits and perquisites and paid vacation, all as provided generally to other U.S.-based senior executives of the company; and
- certain stipulations regarding termination of employment that are described in **Potential Payments Upon Termination or Change in Control.**

In the event of his termination without "cause" or resignation for "good reason", Mr. Flanagan is entitled to receive the following payments and benefits (provided he has not breached certain restrictive covenants):

- his then-effective base salary through the date of termination;
- a prorated portion of the greater of $4,750,000 or his most recent annual cash bonus;
- immediate vesting of all outstanding share-based awards (with performance-based awards vested at 100% of target);
- any compensation previously deferred under a deferred compensation plan (unless a later payout date is stipulated in his deferral arrangements);
- a cash severance payment generally equal to the sum of (i) his base salary; (ii) the greater of $4,750,000 or his most recent annual cash bonus; and (iii) the amount of his most recent annual equity grant (unless the value thereof is less than 50% of the next previously-made grant, in which case the value of the next previously-made grant will be used);
- continuation of medical benefits for him, his spouse and his covered dependents for a period of up to 36 months following termination;
- any accrued vacation; and
- any other vested amounts or benefits under any other plan or program.

Philip Taylor - On November 20, 2018, the company announced the planned retirement of Mr.Taylor at the end of 2019. Mr. Taylor and the company entered into a separation agreement, which provides for certain payments as outlined below:

- Continuation of current monthly salary until Mr. Taylor's retirement date;
- For 2018, a cash bonus of $2,117,232, annual deferral award of $895,752 and long-term equity of $3,337,960;[1]
- For 2019, a cash bonus of $1,459,090 as compensation for continuing to oversee activities in connection with the planned acquisition of OppenheimerFunds and the succession of Mr. Schlossberg as senior managing director and head of the Americas.
- Pursuant to applicable Canadian employment laws, required termination payments equal to (i) two years of salary and cash bonuses in the amount of $5,463,983; (ii) a cash payment of $1,058,428 equal to the amount of annual stock deferred awards and long-term restricted stock awards that would vest during a two-year term; and (iii) two years of group retirement savings plan benefits in the amount of $20,576; and
- Acceleration of vesting of all unvested annual stock deferral awards and long-term equity awards (with performance-based awards vesting at 100% of target) given Mr. Taylor's 20 years of valuable service to the company.

Other NEOs – Our other NEOs are parties to employment arrangements that create salary continuation periods of six or twelve months in the event of voluntary termination of service or involuntary termination of service without cause or unsatisfactory performance. See **Potential Payments Upon Termination or Change in Control** below.

---

1 For 2018, Mr. Taylor's actual cash bonus, annual deferred award and long-term equity were nominally larger to reflect the size of the final incentive pool.

Potential payments upon termination or change in control

Generally, all participants in our global equity incentive plans who hold equity awards (other than the parties covered by UCITS), including our NEOs, are eligible, under certain circumstances, for accelerated vesting in the event of a change of control of the company that is followed by involuntary termination of employment other than for cause or unsatisfactory performance or by voluntary termination for "good reason".

Compensation Committee report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the compensation committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2019.

Respectfully submitted by the compensation committee:

C. Robert Henrikson (Chair)
Sarah E. Beshar
William F, Glavin, Jr.[1]
Denis Kessler
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood

1 Mr. Glavin was recently appointed as a member of the compensation committee and was not a member of the committee during the period covered by this report.

Summary compensation table for 2019

The following table sets forth information about compensation earned by our named executive officers during 2017, 2018 and 2019 in accordance with SEC rules. The information presented below may be different from compensation information presented in this Proxy Statement under the caption **Executive compensation − Compensation discussion and analysis**, as such section describes compensation decisions made in respect of the indicated fiscal year, regardless of when such compensation was actually paid or granted. For an explanation of the principal differences between the presentation in the Compensation discussion and analysis and the table below, please see the note on page 42.

Name and Principal Position	Year	Salary ($)[1]	Share awards ($)[2]	Non-equity incentive plan compensation ($)[3]	All other compensation ($)[4]	Total ($)
Martin L. Flanagan	2019	790,000	6,909,962	3,704,000	114,987	11,518,949
President and Chief	2018	790,000	8,714,798	3,300,000	116,901	12,921,699
Executive Officer	2017	790,000	8,622,702	4,268,003	124,490	13,805,195
Loren M. Starr	2019	450,000	2,037,854	912,000	31,934	3,431,788
Senior Managing Director	2018	450,000	2,072,928	911,976	30,830	3,465,734
and Chief Financial Officer	2017	450,000	2,050,470	991,278	29,709	3,521,457
Andrew T.S. Lo	2019	458,070	2,729,163	1,400,000	63,677	4,650,910
Senior Managing Director	2018	457,978	2,628,842	1,337,213	63,570	4,487,603
and Head of Invesco Asia Pacific	2017	460,419	2,549,447	1,371,500	66,011	4,447,377
Gregory G. McGreevey	2019	450,000	2,749,364	2,100,000	30,309	5,329,673
Senior Managing Director,	2018	450,000	2,632,942	1,800,610	29,349	4,912,901
Investments	2017	450,000	3,274,988	1,917,000	27,861	5,669,849
Andrew R. Schlossberg	2019	450,000	2,186,395	1,820,000	87,966	4,544,361
Senior Managing Director,	2018	450,000	2,159,940	1,457,600	47,442	4,114,982
Head of the Americas	2017	450,000	1,749,922	1,440,000	41,210	3,681,132
Philip A. Taylor	2019	481,366	4,283,471	1,459,090	17,097	6,241,024
Retired Vice Chair	2018	492,444	4,333,222	2,234,856	18,617	7,079,139
	2017	491,458	4,034,918	2,352,480	16,579	6,895,435

1 For each of the named executive officers, includes salary that was eligible for deferral, at the election of the named executive officer, under our 401(k) plan or similar retirement savings plan in the named executive officer's country. For each of the named executive officers, salary is unchanged from 2018.

For Messrs. Lo and Taylor, base salary is converted to U.S. dollars using an average annual exchange rate, which accounts for the different salary amounts shown despite the fact neither has experienced a salary change during the period shown.

2 For share awards granted in 2019, includes (i) time-based equity awards that generally vest in four equal annual installments on each anniversary of the date of grant; and (ii) performance-based awards, which are subject to a three-year performance period (2019-2021) and vest on February 28, 2022; except that, with respect to Mr. Taylor, the performance-based equity award is subject to a 33-month performance period (January 1, 2019 - September 30, 2021) and vests on December 15, 2021. The value of performance-based awards is based on the grant date value and reflects the probable outcome of such conditions and represents the target level (100%) of achievement. See **Grants of plan-based share awards for 2019** below for information about the number of shares underlying each of the equity awards.

Grant date fair values were calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 "Compensation − Stock Compensation" ("ACS 718"). The grant date fair value was calculated by multiplying the target number of shares granted by the closing price of the company's common shares on the date of grant. The amounts disclosed do not reflect the value actually realized by the named executive officers. For additional information, please see Note 12 − "Common Share-Based Compensation" to the financial statements in our 2019 Annual Report on Form 10-K.

3 Reflects annual cash bonus award earned for the fiscal year by the named executive officers and paid in February of the following year.

4 The table below reflects the items that are included in the All Other Compensation column for 2019.

All other compensation table for 2019

Name	Insurance premiums ($)	Company contributions to retirement and 401(k) plans ($)[1]	Tax consultation ($)	Perquisites ($)[2]	Total all other compensation ($)
Martin L. Flanagan	8,646	23,925	0	82,416	114,987
Loren M. Starr	8,009	23,925	0	–	31,934
Andrew T.S. Lo	6,889	52,884	3,904	–	63,677
Gregory G. McGreevey	6,384	23,925	0	–	30,309
Andrew R. Schlossberg	2,220	23,925	36,406	25,415	87,966
Philip A. Taylor	1,491	10,185	5,421	–	17,097

1 Amounts of matching contributions paid by the company to our retirement savings plans are calculated on the same basis for all plan participants, including the named executive officers.

2 Perquisites include the following:

With respect to Mr. Flanagan, includes $77,060 for his personal use of company-provided aircraft. The company leases an airplane for which it pays direct operating expenses and monthly lease payments and management fees. We calculate the aggregate incremental cost to the company for personal use based on the average variable costs of operating the airplanes. Variable costs include fuel, repairs, travel expenses for the flight crews and other miscellaneous expenses. This methodology excludes fixed costs that do not change based on usage, such as depreciation, maintenance, taxes and insurance. Mr. Flanagan's total also includes certain amounts for technology support and the value of a gift presented by the company in conjunction with a company-sponsored off-site business meeting.

With respect to Mr. Schlossberg, includes (i) $24,845 for temporary housing paid for by the company in connection with his relocation, and (ii) the value of a gift presented by the company in conjunction with a company-sponsored off-site business meeting.

Grants of plan-based share awards for 2019

The compensation committee granted equity awards to each of the named executive officers during 2019. Equity awards are subject to transfer restrictions and are generally subject to forfeiture prior to vesting upon a recipient's termination of employment. In the event of a change in control, all equity awards immediately become vested (with performance-based awards vested at 100% of target) (a) upon the recipient's termination of employment during the 24-month period following a change in control (i) by the company other than for cause or unsatisfactory performance or (ii) by the recipient for good reason or (b) if the award is not assumed, converted or replaced.

The following table presents information concerning plan-based awards granted to each of the named executive officers during 2019.

Name	Grant date	Committee action date	Type of award[1]	Vesting[2]	Estimated future payout under equity incentive plan awards			All other share awards (#)[4]	Closing market price on date of grant ($/Share)	Grant date fair value of share awards ($)[5]
					Threshold (#)[3]	Target (#)[3]	Maximum (#)[3]			
Martin L. Flanagan	02/28/19	02/07/19	Time	4-year ratable	–	–	–	178,552	19.35	3,454,981
	02/28/19	02/07/19	Performance	36-month cliff	–	178,552	267,828	–	19.35	3,454,981
Loren M. Starr	02/28/19	02/07/19	Time	4-year ratable	–	–	–	52,658	19.35	1,018,932
	02/28/19	02/07/19	Performance	36-month cliff	–	52,658	78,987	–	19.35	1,018,932
Andrew T.S. Lo	02/28/19	02/07/19	Time	4-year ratable	–	–	–	70,521	19.35	1,364,581
	02/28/19	02/07/19	Performance	36-month cliff	–	70,521	105,782	–	19.35	1,364,581
Gregory G. McGreevey	02/28/19	02/07/19	Time	4-year ratable	–	–	–	71,043	19.35	1,374,682
	02/28/19	02/07/19	Performance	36-month cliff	–	71,043	106,565	–	19.35	1,374,682
Andrew R. Schlossberg	02/28/19	02/07/19	Time	4-year ratable	–	–	–	56,496	19.35	1,093,198
	02/28/19	02/07/19	Performance	36-month cliff	–	56,496	84,744	–	19.35	1,093,198
Philip A. Taylor	02/28/19	02/07/19	Time	3-year ratable	–	–	–	83,013	19.35	1,606,302
	02/28/19	02/07/19	Time	4-year cliff	–	–	–	27,671	19.35	535,434
	02/28/19	02/07/19	Performance	33-month cliff	–	110,684	166,026	–	19.35	2,141,735

1 Time-based equity awards and performance-based awards were granted under the 2016 Global Equity Incentive Plan.

2 **Time-based equity awards.** For each of the named executive officers other than Mr. Taylor, time-based equity awards are four-year awards that vest 25% each year on the anniversary of the date of grant. With respect to Mr. Taylor, time-based equity awards are comprised of (i) a 3-year award that vests ratably on the first and second anniversary of the grant date and on December 15 of the second calendar year after the grant date and (ii) a 4-year award that vests 100% on the fourth anniversary of the date of grant.

 Performance-based equity awards. For each of the named executive officers other than Mr. Taylor, performance-based equity awards are subject to a three- year performance period (2019-2021) and vest on February 28, 2022. With respect to Mr. Taylor, the performance-based equity award is subject to a 33-month performance period (January 1, 2019 - September 30, 2021) and vests on December 15, 2021.

3 Performance-based equity awards are tied to the achievement of specified levels of adjusted operating margin and Relative TSR. Vesting ranges from 0 to 150%; straight line interpolation to be used for actual results. Dividend equivalents are deferred and will be paid at the same rate as on our shares if and to the extent an award vests. The threshold, target and maximum financial measures for the performance-based equity awards granted in 2019 are shown on page 51 above.

4 Dividends and dividend equivalents on unvested time-based equity awards are paid at the same time and rate as on our shares.

5 The grant date fair value is the total amount that the company will recognize as expense under applicable accounting requirements if the share awards fully vest. This amount is included in our Summary Compensation Table each year. Grant date fair values were calculated in accordance with ASC 718. The grant date fair value is calculated by multiplying the number of shares granted by the closing price of our common shares on the day the award was granted. With respect to the performance-based equity awards, the grant date fair value also represents the probable outcome of such performance conditions and represents the target (100%) level of achievement.

Outstanding share awards at fiscal year-end for 2019

The following table provides information as of December 31, 2019 about the outstanding equity awards held by our named executive officers.

Name	Footnotes	Date of grant	Number of shares or units that have not vested (#)	Market value of shares or units that have not vested ($)	Equity incentive plan awards: number of shares that have not vested (#)	Equity incentive plan awards: market value of shares that have not vested ($)
Martin L. Flanagan	1	02/28/16	53,367	6,959,539	–	–
	2	02/28/17	79,974	1,437,933	–	–
	3	02/28/17	–	–	107,921	1,940,420
	4	02/28/18	100,432	1,805,767	–	–
	3	02/28/18	–	–	133,909	2,407,684
	5	02/28/19	178,552	3,210,365	–	–
	3	02/28/19	–	–	178,552	3,210,365
Total			**412,325**	**7,413,604**	**420,382**	**7,558,468**
Loren M. Starr	1	02/28/16	12,749	229,227	–	–
	2	02/28/17	19,101	343,436	–	–
	3	02/28/17	–	–	25,498	458,454
	4	02/28/18	23,889	429,524	–	–
	3	02/28/18	–	–	31,852	572,699
	5	02/28/19	52,658	946,791	–	–
	3	02/28/19	–	–	52,658	946,791
Total			**108,397**	**1,948,978**	**110,008**	**1,977,944**
Andrew T.S. Lo	1	02/28/16	15,526	279,157	–	–
	2	02/28/17	23,796	427,852	–	–
	3	02/28/17	–	–	31,609	568,330
	4	02/28/18	30,296	544,722	–	–
	3	02/28/18	–	–	40,394	726,284
	5	02/28/19	70,521	1,267,968	–	–
	3	02/28/19	–	–	70,521	1,267,968
Total			**140,139**	**2,519,699**	**142,524**	**2,562,582**
Gregory G. McGreevey	1	02/28/16	23,524	422,962	–	–
	2	02/28/17	35,337	635,359	–	–
	3	03/15/17	–	–	30,769	553,227
	4	02/28/18	30,343	545,567	–	–
	3	02/28/18	–	–	40,457	727,417
	5	02/28/19	71,043	1,277,353	–	–
	3	02/28/19	–	–	71,043	1,277,353
Total			**160,247**	**2,881,241**	**142,269**	**2,557,997**
Andrew R. Schlossberg	1	02/28/16	12,177	218,942	–	–
	2	02/28/17	14,678	263,910	–	–
	3	02/28/17	–	–	19,415	349,082
	6	03/15/17	2,769	49,787	–	–
	4	02/28/18	24,892	447,558	–	–
	3	02/28/18	–	–	33,189	596,738
	5	02/28/19	56,496	1,015,798	–	–
	3	02/28/19	–	–	56,496	1,015,798
Total			**111,012**	**1,995,996**	**109,100**	**1,961,618**
Philip A. Taylor		–	–	–	–	–

1 February 28, 2016. Time-based share award vests in four equal installments. As of December 31, 2019, the unvested share award represents 25% of the original grant.
2 February 28, 2017. Time-based share award vests in four equal installments. As of December 31, 2019, the unvested share award represents 50% of the original grant.
3 Performance-based share award vests in one installment. As of December 31, 2019, the unvested share award represents 100% of the target award.
4 February 28, 2018. Time-based share award vests in four equal installments. As of December 31, 2019, the unvested share award represents 75% of the original grant.
5 February 28, 2019. Time-based share award vests in four equal installments. As of December 31, 2019, the unvested share award represents 100% of the original grant.
6 March 15, 2017. Time-based share award vests in four equal installments. As of December 31, 2019, the unvested share award represents 50% of the original grant.

Shares vested for 2019

The following table provides information about equity awards held by our named executive officers that vested in 2019.

Name	Share awards	
	Number of shares acquired on vesting	**Value realized on vesting ($)**
Martin L. Flanagan	261,900	5,067,765
Loren M. Starr	62,082	1,201,287
Andrew T.S. Lo	75,094	1,453,069
Gregory G. McGreevey	68,907	1,319,550
Andrew R. Schlossberg	43,383	795,972
Philip A. Taylor	515,655	9,336,701

Potential payments upon termination or change in control for 2019

The following table summarizes the estimated payments to be made under each agreement, plan or arrangement in effect as of December 31, 2019 which provides for payments to a named executive officer at, following or in connection with a termination of employment or a change in control. However, in accordance with SEC regulations, we do not report any amount to be provided to a named executive officer under any arrangement which does not discriminate in scope, terms or operation in favor of our named executive officers and which is available generally to all salaried employees. In accordance with SEC regulations, this analysis assumes that the named executive officer's date of termination is December 31, 2019, and the price per share of our common shares on the date of termination is the closing price of our common shares on the NYSE on that date, which was $17.98.

Potential payments upon termination or change in control of the company

Benefit and payments upon termination[1]	Voluntary termination without good reason ($)	Termination by executive for good reason or involuntary termination by the company without cause ($)	Death or disability ($)	Change in control ($)[2]	Qualified termination following change in control ($)[3]
Martin L. Flanagan					
Annual cash bonus[4]	4,750,000	4,750,000	4,750,000	4,750,000	4,750,000
Cash severance[5]	–	12,449,962	–	–	12,449,962
Value of equity acceleration	–	14,972,072	14,972,072	14,972,072	14,972,072
Value of benefits[6]	–	70,209	–	–	70,209
Loren M. Starr					
Value of equity acceleration	–	3,926,922	3,926,922	3,926,922	3,926,922
Andrew T.S. Lo					
Value of equity acceleration	–	5,082,281	5,082,281	5,082,281	5,082,281
Gregory G. McGreevey					
Value of equity acceleration	–	5,439,238	5,439,238	5,439,238	5,439,238
Andrew R. Schlossberg					
Value of equity acceleration	–	2,628,334	2,628,334	2,628,334	2,628,334
Philip A. Taylor					
Value of equity acceleration	–	–	–	–	–
Cash severance[1]		6,542,987	6,542,987	6,542,987	6,542,987

1 Under the terms of the employment agreement with Mr. Flanagan (the "Flanagan Agreement"), Mr. Flanagan is entitled to certain benefits upon termination of employment. Following any notice of termination, Mr. Flanagan would continue to receive salary and benefits compensation, and the vesting periods with respect to any outstanding share awards would continue to run, in the normal course until the date of termination. See **Employment agreements and Potential payments upon termination or a change in control** above.

   Under the terms of an agreement with Mr. Taylor, Mr. Taylor was entitled to certain benefits to be paid in 2019 or 2020 in connection with his termination of employment, including the acceleration of his unvested equity as of December 31, 2019 and cash severance. See **Employment agreements and Potential payments upon termination or a change in control** above.

   Each of Messrs. Starr, Lo, McGreevey and Schlossberg is a party to an agreement that provides for a termination notice period of either six or twelve months. Following any notice of termination, the employee would continue to receive salary and benefits compensation, and the vesting periods with respect to any outstanding share awards would continue to run, in the normal course until the date of termination.

   In accordance with SEC rules, the information presented in this table assumes a termination date of December 31, 2019 and that the applicable notice had been given prior to such date.

2 Payment would only be made in the event that the share award was not assumed, converted or replaced in connection with a change in control. We do not provide excise tax "gross up."

3 Assumes termination for "good reason" or a termination by the company other than for cause or unsatisfactory performance following a change in control. We do not provide excise tax "gross up."

4 Under the Flanagan Agreement, Mr. Flanagan is entitled to an annual cash bonus that is equal to the greater of $4,750,000 or his most recent annual cash bonus upon certain terminations of employment.

5 Under the Flanagan Agreement, Mr. Flanagan's severance payment is equal to the sum of (i) his base salary; (ii) the greater of $4,750,000 or his most recent annual cash bonus; and (iii) the fair market value at grant of his most recent equity award.

6 Under the Flanagan Agreement, Mr. Flanagan and his covered dependents are entitled to medical benefits for a period of 36 months following termination. Represents cost to the company for reimbursement of such medical benefits.

Information regarding other equity compensation plans

Name of plan	Approved by security holders[1]	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options)[2]
2016 Global equity incentive plan	✓	N/A	N/A	15,715,361
2012 Employee stock purchase plan	✓	N/A	N/A	1,609,834
2010 Global equity incentive plan (ST)		N/A	N/A	2,049,201
Total		**N/A**	**N/A**	**19,374,396**

1 With respect to the 2010 Global Equity Incentive Plan (ST), shares are issued only as employment inducement awards in connection with a strategic transaction and, as a result, do not require shareholder approval under the rules of the New York Stock Exchange or otherwise.

2 Excludes unvested restricted stock awards and unvested restricted stock units.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K of the Exchange Act, we are providing the following information about the relationship of the annual total compensation of Mr. Martin L. Flanagan, our Chief Executive Officer (our "CEO"), and our employees (other than our CEO):

For 2019, our last completed fiscal year:

■ the annual total compensation of our median employee (other than our CEO), was $125,282; and

■ the annual total compensation of our CEO was $11,518,949.

For 2019, the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee (other than our CEO) was 92 to 1.

Our CEO to median employee pay ratio is calculated in accordance with the SEC requirements. As of October 1, 2019, we identified a new median employee. We examined 2019 total compensation for all individuals, excluding our CEO. We included all employees who were employed by us during all of 2019 (our base fiscal year) and included base salary, cash bonus, commissions, overtime, performance fees and deferred incentive compensation. We did not make any assumptions, adjustments or estimates with respect to compensation, and we did not annualize the compensation for any employees.

After identifying the median employee, we calculated 2019 annual total compensation for such employee and the CEO using the same methodology we use for our named executive officers as set forth in the 2019 Summary Compensation table in this proxy statement.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2019, the following directors served as members of the compensation committee: C. Robert Henrikson (Chair), Sarah E. Beshar, William F. Glavin, Jr., Ben F. Johnson III, Denis Kessler, Sir Nigel Sheinwald, G. Richard Wagoner, Jr. and Phoebe A. Wood. No member of the compensation committee was an officer or employee of the company or any of its subsidiaries during 2019, and no member of the compensation committee was formerly an officer of the company or any of its subsidiaries or was a party to any disclosable related person transaction involving the company. During 2019, none of the executive officers of the company has served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or compensation committee of the company.

Certain Relationships and Related Transactions

Share repurchases

In order to pay withholding or other similar taxes due in connection with the vesting of equity awards granted under our incentive plans, employee participants, including our executive officers, may elect the "net shares" method whereby the company purchases from the participant shares equal in value to an approximation of the tax withholding liability in connection with vesting equity awards. Under the "net shares" method, the price per share paid by the company for repurchases is the closing price of the company's common shares on the NYSE on the vesting date. During 2019, the company repurchased common shares from the executive officers for the aggregate consideration shown in the following table.

Name and current title	Number of shares repurchased (#)	Aggregate consideration ($)
Kevin M. Carome Senior Managing Director and General Counsel	21,528	416,567
Gregory M. McGreevey Senior Managing Director, Investments	31,252	598,467
Colin D. Meadows Senior Managing Director and Heaf of Private Markets and Global Institutional	30,810	596,174
Andrew R. Schlossberg Senior Managing Director and Head of the Americas	15,093	274,604
Doug Sharp Senior Managing Director and Head of EMEA	9,880	191,178
Loren M. Starr Senior Managing Director and Chief Financial Officer	27,487	531,873
Philip A. Taylor Retired Vice Chair	274,115	4,960,744

Interests in or alongside certain Invesco-sponsored private funds

Some of our employees, including our executive officers, their spouses, related charitable foundations or entities they own or control are provided the opportunity to invest in or alongside certain Invesco-sponsored private funds that we offer to independent investors. We generally limit such investments to employees that meet certain accreditation requirements. Employees who make such investments usually do not pay management or performance fees charged to independent investors. In addition, certain of our employees, including some of our executive officers, receive the right to share in performance fees earned by Invesco in connection with our management of Invesco-sponsored private funds. Messrs. Flanagan, Carome, Meadows, Schlossberg, Sharpe and Starr have made investments in or alongside

Invesco-sponsored private funds. Distributions exceeding $120,000 from Invesco-sponsored private funds during the fiscal year ended December 31, 2019 made to our executive officers (or persons or entities affiliated with them) consisting of profits, other income, return of capital and performance fees, as applicable, are as follows: Loren M. Starr - $205,236.

MassMutual and its subsidiaries

As of February 14, 2020, Massachusetts Mutual Life Insurance Company ("MassMutual") owned approximately 16.7% of our common stock outstanding. MassMutual owns substantially all of the issued and outstanding shares of our preferred stock, the terms of which are set forth in the certificate of designation of the preferred stock, a copy of which is filed as Exhibit 3.3 to our Form 10-K for the year ended December 31, 2019.

MassMutual shareholder agreement

In connection with Invesco's acquisition of OppenheimerFunds, an investment management subsidiary of MassMutual, Invesco entered into the MassMutual Shareholder Agreement, which governs the ongoing relationship between MassMutual and Invesco.

See below for a summary of key provisions of the MassMutual Shareholder Agreement. It does not purport to be complete and is qualified in its entirety by the full text of the MassMutual Shareholder Agreement, a copy of which was filed as Exhibit 10.34 to Invesco's annual report on Form 10-K, filed on March 2, 2020, with the SEC.

Share ownership: Subject to certain exceptions, MassMutual and its controlled affiliates are prohibited from acquiring any additional Invesco capital stock such that if after giving effect to such acquisition, MassMutual together with its controlled affiliates would beneficially own more than 22.5% of the total voting power of Invesco capital stock (which we refer to as the "ownership cap").

MassMutual is subject to the ownership cap until the date (which we refer to as the "governance termination date") on which MassMutual and its controlled affiliates cease to beneficially own at least (i) 10% of the issued and outstanding Invesco common shares or (ii) (x) 5% of the issued and outstanding Invesco common shares and (y) $2.0 billion in aggregate liquidation preference of Invesco Series A preferred shares.

Prohibited actions: Until the governance termination date, MassMutual and its controlled affiliates are generally prohibited from soliciting, knowingly encouraging, acting in concert or assisting third parties, negotiating or making any public announcement with respect to:

- any acquisition the purpose or result of which would be that MassMutual and its controlled affiliates beneficially own (i) Invesco capital stock in excess of the ownership cap or (ii) any equity securities of any subsidiary of Invesco;
- any form of business combination or similar or other extraordinary transaction involving Invesco or any subsidiary of Invesco;
- any form of restructuring, recapitalization or similar transaction with respect to Invesco or any subsidiary of Invesco;
- agreeing with any third party with respect to the voting of any shares of Invesco capital stock or the capital stock of any subsidiary of Invesco, or otherwise entering into any voting trust or voting agreement with any third party;
- selling any share of Invesco capital stock in a tender or exchange offer that either (i) is unanimously opposed by the Invesco board or (ii) arises out of a breach by MassMutual of its obligations under the MassMutual Shareholder Agreement to not engage in certain prohibited actions;

- any proposal to seek representation on the Invesco board or any proposal to control or influence management, the Invesco board, Invesco or its subsidiaries (except as expressly permitted by the MassMutual Shareholder Agreement and the certificate of designation for the Series A preferred shares); and
- calling any special meeting of shareholders of Invesco or engaging in any written consent of shareholders regarding any of the foregoing.

Additional purchase of voting securities: Until the governance termination date, except in certain cases, if at any time Invesco issues voting securities (or securities convertible into voting securities), MassMutual will have the right to purchase directly from Invesco additional securities of the same class or series being issued up to an amount that would result in MassMutual and its controlled affiliates beneficially owning the lesser of (i) the ownership cap and (ii) the same ownership percentage as they owned immediately prior to such stock issuance.

Share repurchases: If Invesco engages in any share repurchase program or self-tender that (i) will, or would reasonably be expected to, cause Invesco capital stock beneficially owned by MassMutual and its controlled affiliates to exceed 24.5% or (ii) would otherwise reasonably be likely to result in a deemed "assignment" of any investment advisory agreement of Invesco or its affiliates under the Investment Advisers Act or Investment Company Act, then Invesco may require, subject to certain exceptions, MassMutual and its controlled affiliates to promptly sell or self-tender such number of shares of Invesco capital stock to Invesco as would be necessary to prevent the occurrence of either of the foregoing events.

Transfer restrictions: Until (a) in the case of Invesco common shares, the earlier to occur of May 24, 2021 or the consummation of a change of control transaction of Invesco and (b) in the case of Invesco Series A preferred shares, the earliest to occur of May 24, 2024, certain credit rating downgrades of Invesco Series A preferred shares or the consummation of a change of control transaction of Invesco (which date we refer to as the "transfer restriction termination date"), MassMutual and its controlled affiliates are generally prohibited from transferring or agreeing to transfer, directly or indirectly, any Invesco capital stock beneficially owned by them to anyone other than to a controlled affiliate of MassMutual which agrees in writing with Invesco to be bound by the MassMutual Shareholder Agreement or to Invesco directly. In the case of Invesco common shares, following the transfer restriction termination date and until the governance termination date, MassMutual would still be subject to the transfer restrictions in the preceding sentence except that it is permitted to transfer its Invesco common shares in certain specified categories of transactions.

Right of first offer: If MassMutual and/or any of its controlled affiliates intend to transfer any Series A preferred shares to a non-affiliate, MassMutual must provide written notice to Invesco. Upon receipt of such notice, Invesco will have the right to purchase all, but not less than all, of the shares proposed to be transferred, at the price and terms described in the notice.

Registration rights: MassMutual has certain customary shelf, demand and "piggyback" registration rights with respect to the Invesco common shares and the Invesco Series A preferred shares.

Board designation: The MassMutual Shareholder Agreement requires Invesco to elect an individual designated by MassMutual to the Invesco board (whom we refer to as the "MassMutual designee"). The current MassMutual designee serving on the Invesco board is William Glavin. Until the governance termination date, Invesco is required to use reasonable best efforts to cause the election of the MassMutual designee at each meeting of Invesco shareholders. Except in connection with succession planning, until the governance termination date, the size of the Invesco board of directors cannot exceed 12 members without the prior approval of the MassMutual designee. The MassMutual designee is entitled to be a member of each standing committee of the Invesco board or, if not permitted by applicable law, to be an observer on such committee.

Approval rights of MassMutual: Until the governance termination date, Invesco may not generally enter into or effect the following transactions without the prior written approval of MassMutual:

- change its capital structure in a manner that would be reasonably likely to result in certain corporate credit rating downgrades;
- amend its Memorandum of Association or Bye-Laws such that the rights of MassMutual would be adversely affected compared to those of the holders of Invesco capital stock generally;
- adopt a shareholder rights plan;
- make (or permit any of its material subsidiaries to make) any voluntary bankruptcy or similar filing or declaration;
- subject to certain exceptions, engage in any acquisition, exchange or purchase of equity interests or other similar transaction that involves the issuance of more than 10% of the total voting power of Invesco capital stock;
- make any changes in accounting principles that is disproportionately adverse to MassMutual and its affiliates compared to other holders of Invesco capital stock, except to the extent required by changes in GAAP or applicable law;
- materially alter Invesco's principal line of business; or
- adopt any director qualifications to be imposed upon the MassMutual designee, other than those required by the Bye-Laws as of October 17, 2018 or those generally applicable to all directors.

Voting agreements: Until the governance termination date, MassMutual and its controlled affiliates are generally required to vote (i) in favor of each matter required to effectuate any provision of the MassMutual Shareholder Agreement and against any matter the approval of which would be inconsistent with any provision of the MassMutual Shareholder Agreement, and (ii) to the extent consistent with the preceding clause (i), in accordance with the recommendation of the Invesco board on all matters approved by the Invesco board relating to (a) the elections of directors, (b) matters that have been approved or recommended by the compensation committee of the Invesco board, (c) any change of control transaction of Invesco that the Invesco board has unanimously recommended in favor of or against, and (d) any transaction that arises out of a breach by MassMutual of its obligations under the MassMutual Shareholder Agreement to not engage in certain prohibited actions. Additionally, if MassMutual and its controlled affiliates beneficially own at least 20% of the issued and outstanding Invesco common shares as of the record date for a vote on any matter, they must, subject to some exceptions, vote on such matter as recommended by the Invesco board to the extent that such matter does not conflict with any provision of the MassMutual Shareholder Agreement.

Information rights: Invesco is required to (i) provide MassMutual and its representatives certain information, such as monthly management reporting packages and information relating to the credit rating of Invesco and its securities and material changes involving executive officers, on an ongoing and current basis and (ii) give access to such other personnel and information, including with respect to Invesco's business, operations, plans and prospects, as MassMutual may reasonably request from time to time.

Termination of the MassMutual shareholder agreement: The MassMutual Shareholder Agreement will terminate upon the later to occur of the governance termination date and the transfer restriction termination date, although certain provisions of the MassMutual Shareholder Agreement may survive for a certain period of time beyond the termination of the MassMutual Shareholder Agreement.

Related Person Transaction Policy

Management is required to present for the approval or ratification of the audit committee all material information regarding an actual or potential related person transaction.

The Board of Directors has adopted written Policies and Procedures with Respect to Related Person Transactions to address the review, approval, disapproval or ratification of related person transactions. "Related persons" include the company's executive officers, directors, director nominees, holders of more than five percent (5%) of the company's voting securities, immediate family members of the foregoing persons and any entity in which any of the foregoing persons is employed, is a partner or is in a similar position, or in which such person has a 5% or greater ownership interest. A "related person transaction" means a transaction or series of transactions in which the company participates, the amount involved exceeds $120,000 and a related person has a direct or indirect interest (with certain exceptions permitted by SEC rules).

Management is required to present for the approval or ratification of the audit committee all material information regarding an actual or potential related person transaction. The policy requires that, after reviewing such information, the disinterested members of the audit committee will approve or disapprove the transaction. Approval will be given only if the audit committee determines that such transaction is in, or is not inconsistent with, the best interests of the company and its shareholders. The policy further requires that in the event management becomes aware of a related person transaction that has not been previously approved or ratified, it must be submitted to the audit committee promptly.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires certain officers, directors and persons who beneficially own more than 10% of the company's common shares to file reports of ownership and reports of changes in ownership with the SEC. The reporting officers, directors and 10% shareholders are also required by SEC rules to furnish the company with copies of all Section 16(a) reports they file. Based solely on its review of copies of such reports, the company believes that all Section 16(a) filing requirements applicable to its directors, reporting officers and 10% shareholders were complied with during 2019 with the exception of a late amendment to a Form 3 filing on behalf of Doug Sharp due to an administrative error initially under-reporting the number of shares owned by Mr. Sharp. This amendment was filed as soon as the error was identified.

Security Ownership of Principal Shareholders

The following table sets forth the common shares beneficially owned as of February 14, 2020 by each shareholder known to us to beneficially own more than five percent of the company's outstanding common shares. The percentage of ownership indicated in the following table is based on 453,430,419 common shares outstanding as of February 14, 2020.

Name and address of beneficial owner	Amount and nature of beneficial ownership[1]	Percent of class (%)
Massachusetts Mutual Life Insurance Company 1295 State Street, Springfield, MA 01111	75,936,145[2]	16.7
The Vanguard Group 100 Vanguard Boulevard, Malvern, Pennsylvania 19355	42,034,491[3]	9.3
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	38,744,209[4]	8.5
Bank of America Corporation 100 N. Tryon Street, Charlotte, NC 28255	27,130,274[5]	6.0

1 Except as described otherwise in the footnotes to this table, each beneficial owner in the table has sole voting and investment power with regard to the shares beneficially owned by such owner.

2 On June 3, 2019, Massachusetts Mutual Life Insurance Company, on behalf of itself and certain of its affiliates (collectively "MassMutual"), filed a Schedule 13D with the SEC indicating that MassMutual had sole voting power with respect to 75,891,929 common shares of Invesco and sole dispositive power with respect to 75,936,145 common share of Invesco.

3 On February 12, 2020, The Vanguard Group, on behalf of itself and certain of its affiliates (collectively, "Vanguard") filed a Schedule 13G/A with the SEC indicating that Vanguard had sole voting power with respect to 599,782 common shares, shared voting power with respect to 121,964 common shares, sole dispositive power with respect to 41,384,100 common shares and shared dispositive power with respect to 650,391 common shares, of Invesco.

4 On February 5, 2020, BlackRock, Inc., on behalf of itself and certain of its affiliates (collectively, "BlackRock") filed a Schedule 13G/A with the SEC indicating that BlackRock had sole voting power with respect to 34,532,943 common shares of Invesco and sole dispositive power with respect to 38,744,209 common shares of Invesco.

5 On February 14, 2020, Bank of America, on behalf of itself and certain of its affiliates (collectively "Bank of America"), filed a Schedule 13G with the SEC indicating that Bank of America had shared voting power with respect to 26,337,301 common shares of Invesco and shared dispositive power with respect to 27,127,520 common shares of Invesco.

Security Ownership of Management

The following table lists the common shares beneficially owned as of February 14, 2020 by (i) each director; (ii) each executive officer named in the Summary Compensation Table above; and (iii) all current directors and executive officers as a group. The percentage of ownership indicated below is based on 453,430,419 of the company's common shares outstanding on February 14, 2020.

Beneficial ownership reported in the below table has been determined according to SEC regulations and includes common shares that may be acquired within 60 days after February 14, 2020, but excludes deferred shares which are disclosed in a separate column. Unless otherwise indicated, all directors and executive officers have sole voting and investment power with respect to the shares shown. No shares are pledged as security. As of February 14, 2020, no individual director or named executive officer owned beneficially 1% or more of our common shares, and our directors and executive officers as a group owned approximately 2% of our outstanding common shares.

Name	Common shares beneficially owned	Deferred share awards[1]	Total
Sarah E. Beshar	29,122	–	29,122
Joseph R. Canion	112,146	5,925	118,071
Martin L. Flanagan[2]	3,864,729	420,382	4,285,111
William F. Glavin, Jr.	4,892	–	4,892
C. Robert Henrikson	38,027	–	38,027
Denis Kessler	62,293	–	62,293
Sir Nigel Sheinwald	25,776	–	25,776
G. Richard Wagoner, Jr.[3]	46,678	–	46,678
Phoebe A. Wood	42,743	–	42,743
Andrew T. S. Lo	483,286	282,663	765,949
Gregorgy G. McGreevey	430,508	142,269	572,777
Andrew R. Schlossberg	153,660	190,088	343,748
Loren M. Starr	587,980	110,008	697,988
Philip A. Taylor[4]	480,100	–	480,100
All Directors and Executive Officers as a Group (18 persons)[5]	7,246,234	1,329,867	8,576,101

1 For Mr. Canion, represents deferred shares awarded under our legacy Deferred Fees Share Plan. For the named executive officers, represents restricted stock units under the 2011 Global Equity Incentive Plan and 2016 Global Equity Incentive Plan. None of the shares subject to such awards may be voted or transferred by the participant.

2 For Mr. Flanagan, includes an aggregate of 3,451,904 shares held in trust and 400 shares held by Mr. Flanagan's spouse. Mr. Flanagan has shared voting and investment power with respect to these shares.

3 For Mr. Wagoner, includes 15,000 shares held in trust via a defined benefit account. Mr. Wagoner has sole voting and investment power with respect to these shares.

4 For Mr. Taylor, represents shares held as of December 31, 2019 according to company records. Under the terms of an agreement with Mr. Taylor, Mr. Taylor's unvested awards were accelerated as of December 31, 2019. The company does not have any knowledge regarding common shares beneficially owned by Mr. Taylor after December 31, 2019.

5 For one of the executive officers of the group, the executive officer has shared voting and investment power with respect to 95,746 shares.

Advisory Vote to Approve the Company's Executive Compensation

General

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd Frank Act") enables our shareholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officer compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

We are asking our shareholders to vote "FOR" the following resolution at the Annual General Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory (non-binding) basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2020 Annual General Meeting of Shareholders pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

Invesco's compensation programs, particularly our annual incentive pools, are tied to the achievement of our multi-year strategic objectives and financial results and our success in serving our clients' and shareholders' interests, as further described in **Executive Compensation** above. In considering their vote, we urge shareholders to review the information included in this proxy statement in **Executive Compensation**. To the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns, and the compensation committee will evaluate whether any actions are necessary to address those concerns. Under the Board's current policy, shareholders are given an opportunity to cast an advisory vote on this topic annually.

Recommendation of the board
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC. This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

Appointment of Independent Registered Public Accounting Firm

General

The audit committee of the Board has proposed the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the company's consolidated financial statements for the fiscal year ending December 31, 2020 and to audit the company's internal control over financial reporting as of December 31, 2020. During and for the fiscal year ended December 31, 2019, PwC audited and rendered opinions on the financial statements of the company and certain of its subsidiaries. PwC also rendered an opinion on the company's internal control over financial reporting as of December 31, 2019. In addition, PwC provides the company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other services not prohibited by applicable auditor independence requirements. See **Fees Paid to Independent Registered Public Accounting Firm** below. Representatives of PwC are expected to be present at the Annual General Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

Recommendation of the board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPOINTMENT OF PWC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020. This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting. If the appointment is not approved, the audit committee will reconsider the selection of PwC as the company's independent registered public accounting firm.

Fees Paid to Independent Registered Public Accounting Firm

The audit committee of the Board, with the approval of the shareholders, engaged PwC to perform an annual audit of the company's consolidated financial statements for fiscal year 2019. The following table sets forth the approximate aggregate fees billed or expected to be billed to the company by PwC for fiscal year 2019 and 2018, for the audit of the company's annual consolidated financial statements and for other services rendered by PwC in 2019 and 2018.

	Fiscal year ($ in millions)[5]	
	2019	**2018**
Audit fees[1]	6.6	6.2
Audit-related fees[2]	2.1	2.0
Tax fees[3]	1.8	2.3
All other fees[4]	0.0	0.3
Total fees	10.5	10.8

1 The 2019 audit fees amount includes approximately $4.0 million (2018: $4.3 million) for audits of the company's consolidated financial statements and $2.5 million (2018: $1.8 million) for statutory audits of subsidiaries.
2 Audit-related fees consist of attest services not required by statute or regulation, audits of employee benefit plans and accounting consultations in connection with new accounting pronouncements and acquisitions.
3 Tax fees consist of compliance and advisory services.
4 In 2018 and 2019, all other fees relate primarily to professional consulting services. In 2019, these fees were $37,000.
5 These amounts do not include fees paid to PwC associated with audits conducted on certain of our affiliated investment companies, unit trusts and partnerships.

Pre-Approval Process and Policy

All audit and non-audit services provided to the company and its subsidiaries by PwC during fiscal years 2019 and 2018 were either specifically approved or pre-approved under the audit and non-audit services pre-approval policy.

The Invesco audit committee has adopted policies for pre-approving (the ''Pre-Approval Policy'') all services provided by Invesco's independent auditors, in order to conclude that the provision of auditor services are compatible with the audit firm's independence for conducting the audit function. The policy sets forth the audit committee's responsibility for pre-approval of audit, audit-related, non-audit, tax and other services and reviews services performed by the independent registered public accounting firm. It provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the audit committee or fall into one of the defined categories that have been pre-approved. In the intervals between scheduled meetings of the audit committee, the audit committee has delegated pre-approval authority under the Pre-Approval Policy to the audit committee chair, which are reported to the audit committee at the next scheduled meeting.

Report of the Audit Committee

Membership and role of the Audit Committee
The audit committee of the Board consists of Phoebe A. Wood (Chair), Sarah E. Beshar, William F. Glavin, Jr., C. Robert Henrikson, Sir Nigel Sheinwald and G. Richard Wagoner, Jr. Each of the members of the audit committee is independent as such term is defined under the NYSE listing standards and applicable law.
The primary purpose of the audit committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements. The audit committee's function is more fully described in its written charter, which is available on the company's website.

Review of the company's audited consolidated financial statements for the fiscal year ended December 31, 2019
The audit committee has reviewed and discussed the audited financial statements of the company for the fiscal year ended December 31, 2019 with the company's management. The audit committee has also performed the other reviews and duties set forth in its charter. The audit committee has discussed with PricewaterhouseCoopers LLP ("PwC"), the company's independent registered public accounting firm, the matters required to be discussed by professional auditing standards. The audit committee has also received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence, and has discussed the independence of PwC with that firm. Based on the audit committee's review and discussions noted above, the audit committee recommended to the Board of Directors that the company's audited consolidated financial statements be included in the company's Annual Report for filing with the SEC.

Respectfully submitted by the audit committee:

Phoebe A. Wood (Chair)
Sarah E. Beshar
William F. Glavin, Jr.[1]
C. Robert Henrikson
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.

1 Mr. Glavin was recently appointed as a member of the audit committee and was not a member of the committee during the period covered by this report.

General Information Regarding the Annual General Meeting

Questions and answers about voting your common shares

Q. Why did I receive this Proxy Statement?
You have received these proxy materials because Invesco's Board of Directors is soliciting your proxy to vote your shares at the Annual General Meeting on May 14, 2020. This proxy statement includes information that is designed to assist you in voting your shares and information that we are required to provide to you under SEC rules.

Q. What is a proxy?
A "proxy" is a written authorization from you to another person that allows such person (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the following persons to vote your shares at the Annual General Meeting: G. Richard Wagoner, Jr., Chair of the Board of Directors; Martin L. Flanagan, President and Chief Executive Officer; Loren M. Starr, Senior Managing Director and Chief Financial Officer; Mark Guiliano, Chief Administrative Officer and Kevin M. Carome, Senior Managing Director and General Counsel.

Q. Why did I not receive my proxy materials in the mail?
As permitted by rules of the SEC, Invesco is making this Proxy Statement and its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 ("Annual Report") available to its shareholders electronically via the Internet. The "e-proxy" process expedites shareholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual General Meeting.

Beginning on March 25, 2020, we mailed to shareholders of record as of the close of business on March 12, 2020 ("Record Date") a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement, our Annual Report and other soliciting materials via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice to request such materials.

Q. Who is entitled to vote?
Each holder of record of Invesco common shares on the Record Date for the Annual General Meeting is entitled to attend and vote at the Annual General Meeting.

Q. What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?
- **Shareholders of record.** You are a shareholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent.
- **Beneficial owner.** You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our shareholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals, but not all. Please see "What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?" below for additional information.

- Invesco has requested banks, brokerage firms and other nominees who hold Invesco common shares on behalf of beneficial owners of the common shares as of the close of business on the Record Date to forward the Notice to those beneficial owners. Invesco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Q. How many votes do I have?
Every holder of a common share on the Record Date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. On the Record Date there were 458,898,886 common shares outstanding and entitled to vote at the Annual General Meeting.

Q. What proposals are being presented at the Annual General Meeting?
Invesco intends to present proposals numbered one through three for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

1 Election of eight (8) members of the Board of Directors;

2 Advisory vote to approve the company's executive compensation; and

3 Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, Invesco does not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on such matter in their discretion.

Q. How does the Board of Directors recommend that I vote?
The Board of Directors recommends that you vote:
- FOR the election of the eight (8) directors nominated by our Board and named in this proxy statement;
- FOR the approval, on an advisory basis, of the compensation of our named executive officers; and
- FOR appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Q. How do I attend the Annual General Meeting?
All shareholders are invited to attend the Annual General Meeting. An admission ticket (or other proof of share ownership) and some form of government-issued photo identification (such as a valid driver's license or passport) will be required for admission to the Annual General Meeting. Only shareholders who own Invesco common shares as of the close of business on the Record Date and invited guests will be entitled to attend the meeting. An admission ticket will serve as verification of your ownership. Registration will begin at 12:00 p.m. Eastern Time and the Annual General Meeting will begin at 1:00 p.m. Eastern Time.
- If your Invesco shares are registered in your name and you received or accessed your proxy materials electronically via the Internet, click the appropriate box on the electronic proxy card or follow the telephone instructions when prompted and an admission ticket will be held for you at the check-in area at the Annual General Meeting.
- If you received your proxy materials by mail and voted by completing your proxy card and checked the box indicating that you plan to attend the meeting, an admission ticket will be held for you at the check-in area at the Annual General Meeting.
- If your Invesco shares are held in a bank or brokerage account, contact your bank or broker to obtain a written legal proxy in order to vote your shares at the meeting. If you do not obtain a legal proxy from your bank or broker, you will not be entitled to vote your shares, but you can still attend the Annual General Meeting if you bring a recent bank or brokerage statement showing that you owned Invesco common shares on March 12, 2020. You should report to the check-in area for admission to the Annual General Meeting.

As part of our precautions regarding the coronavirus or COVID-19, we are planning for the possibility that the annual meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be available at www.invesco.com.

Q. How do I vote and what are the voting deadlines?

You may vote your shares in person at the Annual General Meeting or by proxy. There are three ways to vote by proxy:

■ **Via the internet:** You can submit a proxy via the Internet until 11:59 p.m. eastern time on May 13, 2020, by accessing the web site at http://www.envisonreports.com/IVZ and following the instructions you will find on the web site. Internet proxy submission is available 24 hours a day. You will be given the opportunity to confirm that your instructions have been properly recorded.

■ **By telephone:** You can submit a proxy by telephone until 11:59 p.m. eastern time on May 13, 2020, by calling toll-free 1-800-652-VOTE (8683) (from the U.S. and Canada) and following the instructions.

■ **By mail:** If you have received your proxy materials by mail, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common shares in an account with a bank or broker (i.e., in "street name"), you can vote by following the instructions on the voting instruction card provided to you by your bank or broker. Proxy cards returned by mail must be received no later than the close of business on May 13, 2020.

Even if you plan to be present at the Annual General Meeting, we encourage you to vote your common shares by proxy using one of the methods described above. Invesco shareholders of record who attend the meeting may vote their common shares in person, even though they have sent in proxies.

Q. What if I hold restricted shares?

For participants in the 2016 Global Equity Incentive Plan and the 2011 Global Equity Incentive Plan who hold restricted share awards through the company's stock plan administrator, your restricted shares will be voted as you instruct the custodian for such shares, Invesco Ltd. (the "Custodian"). There are three ways to vote: via the Internet, by telephone or by returning your voting instruction card. Please follow the instructions included on your voting instruction card on how to vote using one of the three methods. Your vote will serve as voting instructions to the Custodian for your restricted shares. If you do not provide instructions regarding your restricted shares, the Custodian will not vote them. You cannot vote your restricted shares in person at the meeting. **To allow sufficient time for voting by the Custodian, the Custodian must receive your vote by no later than 11:59 p.m. eastern time on May 5, 2020.**

Q. May I change or revoke my vote?

Yes. You may change your vote in one of several ways at any time before it is cast prior to the applicable deadline for voting:

■ Grant a subsequent proxy via the Internet or telephone;

■ Submit another proxy card (or voting instruction card) with a date later than your previously delivered proxy;

■ Notify our Company Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you hold your shares in "street name," follow the instructions on the voting instruction card; or

■ If you are a shareholder of record, or a beneficial owner with a proxy from the shareholder of record, vote in person at the Annual General Meeting.

Q. What will happen if I do not vote my shares?

■ **Shareholders of record.** If you are the shareholder of record and you do not vote in person at the Annual General Meeting, or by proxy via the Internet, by telephone, or by mail, your shares will not be voted at the Annual General Meeting.

- **Beneficial owners.** If you are the beneficial owner of your shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under NYSE rules, your broker or nominee has discretion to vote your shares on routine matters, such as Proposal No. 3, but does not have discretion to vote your shares on non-routine matters, such as Proposals No. 1 or 2. Therefore, if you do not instruct your broker as to how to vote your shares on Proposals No. 1 or 2, this would be a "broker non-vote," and your shares would not be counted as having been voted on the applicable proposal. **We therefore strongly encourage you to instruct your broker or nominee on how you wish to vote your shares.**

Q. What is the effect of a broker non-vote or abstention?

Under NYSE rules, brokers or other nominees who hold shares for a beneficial owner have the discretion to vote on a limited number of routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual General Meeting. A "broker non-vote" occurs when a broker or other nominee does not receive such voting instructions and does not have the discretion to vote the shares. Pursuant to Bermuda law, broker non-votes and abstentions are not included in the determination of the common shares voting on such matter, but are counted for quorum purposes.

Q. What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?

- **Shareholders of record.** If you are a shareholder of record and you submit a proxy, but you do not provide voting instructions, all of your shares will be voted FOR Proposals No. 1, 2 and 3.
- **Beneficial owners.** If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under NYSE rules, brokers and other nominees have the discretion to vote on routine matters, such as Proposal No. 3, but do not have discretion to vote on non-routine matters, such as Proposals No. 1 and 2. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal No. 3 and any other routine matters properly presented for a vote at the Annual General Meeting.

Q. What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?

It means you own Invesco common shares in more than one account, such as individually and jointly with your spouse. **Please vote all of your common shares**. Please see "Householding of Proxy Materials" below for information on how you may elect to receive only one Notice.

Q. What is a quorum?

A quorum is necessary to hold a valid meeting. The presence, in person, of two or more persons representing, in person or by proxy, more than 50% of the issued and outstanding common shares entitled to vote at the meeting as of the Record Date constitutes a quorum for the conduct of business.

Q. What vote is required in order to approve each proposal?

For Proposals 1, 2 and 3, the affirmative vote of a majority of the votes cast on such proposal at the Annual General Meeting is required. Under our Bye-Laws, a majority of the votes cast means the number of shares voted "for" a proposal must exceed 50% of the votes cast with respect to such proposal. Votes "cast" include only votes cast with respect to shares present in person or represented by proxy and excludes abstentions.

Q. How will voting on any other business be conducted?

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the persons named as proxies will vote on the matter in their discretion.

Q. What happens if the Annual General Meeting is adjourned or postponed?
Your proxy will still be effective and will be voted at the rescheduled Annual General Meeting. You will still be able to change or revoke your proxy until it is voted.

Q. Who will count the votes?
A representative of Computershare, our transfer agent, will act as the inspector of election and will tabulate the votes.

Q. How can I find the results of the Annual General Meeting?
Preliminary results will be announced at the Annual General Meeting. Final results will be published in a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual General Meeting.

Important additional information

Costs of solicitation
The cost of solicitation of proxies will be paid by Invesco. We have retained Alliance Advisors LLC to solicit proxies for a fee of approximately $18,000 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Invesco personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Presentation of financial statements
In accordance with Section 84 of the Companies Act 1981 of Bermuda, Invesco's audited consolidated financial statements for the fiscal year ended December 31, 2019 will be presented at the Annual General Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that these statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting.

Registered and principal executive offices
The registered office of Invesco is located at Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal executive office of Invesco is located at 1555 Peachtree Street N.E., Atlanta, Georgia 30309, and the telephone number there is 1-404-892-0896.

Shareholder proposals for the 2021 annual general meeting
In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the proxy statement for next year's annual general meeting of shareholders must be received by Invesco no later than 120 days before the anniversary of the date of this proxy statement (e.g., not later than November 25, 2020). Such proposals should be sent to our Company Secretary in writing to Invesco Ltd., Attn: Office of the Company Secretary, Legal Department, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by email to company.secretary@invesco.com. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Bye-Laws, and must be a proper subject for shareholder action under Bermuda law.

In addition, a shareholder (or a group of up to 20 shareholders) who has owned at least 3% of our shares continuously for at least three years and has complied with the other requirements in our bye-laws may nominate and include in the company's proxy materials director nominees constituting up to 20% of our Board of Directors. Notice of a proxy access nomination for consideration at our 2021 Annual General Meeting of Shareholders must be received not less than 90 not more than 120 days prior to the first anniversary of last year's Annual General Meeting of Shareholders (e.g. from January 14, 2021 to February 13, 2021).

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with SEC proxy rules, Bermuda law, our Bye-Laws and other legal requirements, without seeking to have the proposal included in Invesco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Under our Bye-Laws, notice of such a proposal must generally be provided to our Company Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual general meeting. The period under our Bye-Laws for receipt of such proposals for next year's meeting is thus from January 14, 2021 to February 13, 2021. (However, if the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, any notice by a shareholder of business or the nomination of directors for election or reelection to be brought before the annual general meeting to be timely must be delivered (i) not earlier than the close of business on the 120th day prior to such annual general meeting; and (ii) not later than the close of business on the later of (A) the 90th day prior to such annual general meeting and (B) the 10th day following the day on which public announcement of the date of such meeting is first made.) SEC rules permit proxy holders to vote proxies in their discretion in certain cases if the shareholder does not comply with these deadlines, and in certain other cases notwithstanding compliance with these deadlines.

In addition, Sections 79-80 of the Bermuda Companies Act allows shareholders holding at least 5% of the total voting rights or totaling 100 record holders (provided that they advance to the company all expenses involved and comply with certain deadlines) to require Invesco (i) to give notice of any resolution that such shareholders can properly propose at the next annual general meeting; and/or (ii) to circulate a statement regarding any proposed resolution or business to be conducted at a general meeting.

United States Securities and Exchange Commission reports
A copy of the company's Annual Report on Form 10-K ("Annual Report"), including financial statements, for the fiscal year ended December 31, 2019, is being furnished concurrently herewith to all shareholders holding shares as of the Record Date. Please read it carefully.

Shareholders may obtain a copy of the Annual Report, without charge, by visiting the company's web site at **www.invesco.com** or by submitting a request to our Company Secretary at: company.secretary@invesco.com or by writing Invesco Ltd., Attn: Office of the Company Secretary, Legal Department, 1555 Peachtree Street N.E., Atlanta, Georgia 30309. Upon request to our Company Secretary, the exhibits set forth on the exhibit index of the Annual Report may be made available at a reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

Householding of proxy materials
The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for Proxy Statements and Annual Reports with respect to two or more shareholders sharing the same address by delivering a single Proxy Statement and Annual Report to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the company's common shares will be householding the company's proxy materials or the Notice. Accordingly, a single copy of the proxy materials or Notice will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials or copies of the Notice, please notify your bank or broker, or contact our Company Secretary at: company.secretary@invesco.com, or by mail to Invesco Ltd., Attn: Office of the Company Secretary, Legal Department, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by telephone to 404-892-0896. The company undertakes, upon oral or written request to the address or telephone number above, to deliver promptly a separate copy of the company's proxy materials or the Notice to a shareholder at a shared address to which a single copy of the applicable document was delivered. Shareholders who currently receive multiple copies of the proxy materials or the Notice at their address and would like to request householding of their communications should contact their bank or broker or the Company Secretary at the contact address and telephone number provided above.

Appendix A

U.S. GAAP rules on consolidation require the company to consolidate certain investment product assets and liabilities which significantly distort our balance sheet and associated financial metrics.

Schedule of Non-GAAP information

We utilize the following non-GAAP performance measures: net revenue (and by calculation, net revenue yield on AUM), adjusted operating income, adjusted operating margin, adjusted net income attributable to Invesco Ltd. and adjusted diluted earnings per common share (EPS). The company believes the adjusted measures provide valuable insight into the company's ongoing operational performance and assist in comparisons to its competitors. These measures also assist the company's management with the establishment of operational budgets and forecasts and assist the Board of Directors and management of the company in determining incentive compensation decisions. The most directly comparable U.S. GAAP measures are operating revenues (and by calculation, gross revenue yield on AUM), operating income, operating margin, net income attributable to Invesco Ltd. and diluted EPS. Each of these measures is discussed more fully below.

The following are reconciliations of operating revenues, operating income (and by calculation, operating margin), and net income attributable to Invesco Ltd. (and by calculation, diluted EPS) on a U.S. GAAP basis to a non-GAAP basis of net revenues, adjusted operating income (and by calculation, adjusted operating margin), and adjusted net income attributable to Invesco Ltd. (and by calculation, adjusted diluted EPS). These non-GAAP measures should not be considered as substitutes for any U.S. GAAP measures and may not be comparable to other similarly titled measures of other companies. Additional reconciling items may be added in the future to these non-GAAP measures if deemed appropriate. The tax effects related to the reconciling items have been calculated based on the tax rate attributable to the jurisdiction to which the transaction relates. Notes to the reconciliations follow the tables.

Reconciliation of operating revenues to net revenues:

$ in millions	2019	2018	2017	2016	2015
Operating revenues, U.S. GAAP basis	6,117.4	5,314.1	5,160.3	4,734.4	5,122.9
Invesco Great Wall[1]	157.2	83.6	48.7	43.7	61.0
Revenue Adjustments:[2]					
Investment management fees	-814.4	-817.9	-914.2	-840.1	-990.4
Service and distribution fees	-886.3	-629.7	-551.2	-547.6	-562.0
Other	-192.3	-160.6	-21.1	-19.5	-27.5
Total revenue adjustments	-1,893.0	-1,608.2	-1,486.5	-1,407.2	-1,579.9
(CIP)[3]	33.5	28.6	32.4	22.3	39.2
Net revenues	4,415.1	3,818.1	3,754.9	3,393.2	3,643.2

Reconciliation of operating income to adjusted operating income:

$ in millions	2019	2018	2017	2016	2015
Operating income, U.S. GAAP basis	808.2	1,204.9	1,279.1	1,152.4	1,344.7
Invesco Great Wall[1]	76.5	31.1	18.4	15.9	27.4
CIP[3]	61.6	44.8	42.9	51.0	63.2
Transaction, integration, and restructuring[4]	673.0	136.9	101.8	69.0	22.6
Compensation expense related to market valuation changes in deferred compensation plans[5]	36.5	-3.2	20.3	8.1	4.3
Other reconciling items[6]	0.0	-22.8	19.7	1.0	17.8
Adjusted operating income	1,655.8	1,391.7	1,482.2	1,297.4	1,480.0
Operating margin[7]	13.2%	22.7%	24.8%	24.3%	26.2%
Adjusted operating margin[8]	37.5%	36.5%	39.5%	38.2%	40.6%

Reconciliation of net income attributable to Invesco Ltd. to adjusted net income attributable to Invesco Ltd.:

$ in millions, except per share data	2019	2018	2017	2016	2015
Net income attributable to Invesco Ltd., U.S. GAAP basis	564.7	882.8	1,127.3	854.2	968.1
CIP[3]	1.6	-8.8	-2.3	-3.0	40.4
Transaction, integration and restructuring, net of tax[4]	558.1	138.6	91.9	68.3	36.8
Deferred compensation plan market valuation changes and dividend income less compensation expense, net of tax[5]	-7.9	15.4	-4.6	-2.5	5.9
Other reconciling items, net of tax[6]	7.5	-25.3	-106.4	7.1	-2.5
Adjusted net income attributable to Invesco Ltd.	1,124.0	1,002.7	1,105.9	924.1	1,048.7
Average shares outstanding - diluted	440.5	412.5	409.9	415.0	429.3
Diluted EPS	$1.28	$2.14	$2.75	$2.06	$2.26
Adjusted diluted EPS[9]	$2.55	$2.43	$2.70	$2.23	$2.44

1 **Invesco Great Wall:** Prior to the third quarter 2018, management reflected its interests in Invesco Great Wall on a proportional consolidation basis, which was consistent with the presentation of our share of the AUM from these investments. Given the company's influence on Invesco Great Wall, a change in regulation allowing increased foreign ownership, and reaching oral agreement in principle in the third quarter of 2018 to obtain a majority stake of the joint venture, the company began reporting 100% of the flows and AUM for Invesco Great Wall. Also beginning in the third quarter of 2018, the company's non-GAAP operating results reflect the economics of these holdings on a basis consistent with the underlying AUM and flows. Adjusted net income is reduced by the amount of earnings attributable to non-controlling interests.

2 **Revenue adjustments:** The company has changed its presentation of the reconciliation between operating revenues and net revenues. All periods have been conformed to the new presentation. Neither operating revenues nor net revenues totals have changed for any historic periods.

   Management believes that adjustments to investment management fees, service and distribution fees and other revenues from operating revenues appropriately reflect these revenues as being passed through to external parties who perform functions on behalf of, and distribute, the company's managed funds. Further, these adjustments vary extensively by geography due to the differences in distribution channels. The net revenue presentation assists in identifying the revenue contribution generated by the business, removing distortions caused by the differing distribution channel fees and allowing for a fair comparison with U.S. peer investment managers and within Invesco's own investment units. Additionally, management evaluates net revenue yield on AUM, which is equal to net revenues divided by average AUM during the reporting period. This financial measure is an indicator of the basis point net revenues we receive for each dollar of AUM we manage and is useful when evaluating the company's performance relative to industry competitors and within the company for capital allocation purposes.

   Investment management fees are adjusted by renewal commissions and certain administrative fees. Service and distribution fees are primarily adjusted by distribution fees passed through to broker dealers for certain share classes and pass through fund-related costs. Other is primarily adjusted by transaction fees passed through to third parties. While the terms used for these types of adjustments vary by geography, they are all costs that are closely linked to the value of AUM and the revenue earned by Invesco from AUM. Since the company has been deemed to be the principal in the third-party arrangements, the company must reflect these adjustments as expenses gross of operating revenues under U.S. GAAP in third-party expenses on the consolidated statements of income.

3 **CIP:** See Item 8, Financial Statements and Supplementary Data, Note 20 - "Consolidated Investment Products" in the Company's Annual Report on Form 10-K, filed with the SEC on March 2, 2020 for a detailed analysis of the impact to the company's Consolidated Financial Statements from the consolidation of CIP. The reconciling items add back the management and performance fees earned by Invesco from the consolidated products and remove the revenues and expenses recorded by the consolidated products that have been included in the U.S. GAAP Consolidated Statements of Income.

   Management believes that the consolidation of investment products may impact a reader's analysis of our underlying results of operations and could result in investor confusion or the production of information about the company by analysts or external credit rating agencies that is not reflective of the underlying results of operations and financial condition of the company. Accordingly, management believes that it is appropriate to adjust operating revenues, operating income and net income for the impact of CIP in calculating the respective net revenues, adjusted operating income and adjusted net income.

CIP revenues:	Year ended December 31,				
$ in millions, except per share data	2019	2018	2017	2016	2015
Management fees earned from CIP, eliminated upon consolidation	33.5	28.6	25.5	20.8	30.7
Performance fees earned from CIP, eliminated upon consolidation	0.0	0.0	6.9	1.5	8.5
CIP related adjustments in arriving at net revenues	33.5	28.6	32.4	22.3	39.2

4 **Transaction, integration and restructuring related adjustments:** The transaction, integration and restructuring charges reflect legal, regulatory, advisory, valuation and other professional services or consulting fees, and travel costs related to a business combination transaction or restructuring initiatives related to changes in business strategy. Also included in these charges are severance-related expenses and any contract termination costs associated with these efforts. Additionally, these charges reflect the costs of temporary staff involved in executing the transaction or initiative, and the post-closing costs of amortizing acquired intangible assets and integrating an acquired business into the company's existing operations, including incremental costs associated with achieving synergy savings following a business combination or restructuring initiative.

   Management believes it is useful to investors and other users of our Consolidated Financial Statements to adjust for the transaction, integration and restructuring charges in arriving at adjusted operating income, adjusted operating margin and adjusted diluted EPS, as this will aid comparability of our results period to period, and aid comparability with peer companies that may not have similar acquisition and restructuring related charges. See "Results of Operations for the Years Ended December 31, 2019 compared to December 31, 2018 -- Transaction, Integration and Restructuring" in the Company's Annual Report on Form 10-K, filed with the SEC on March 2, 2020 for additional details.

5 **Market movement on deferred compensation plan liabilities:** Certain deferred compensation plan awards are linked to the appreciation (depreciation) of specified investments, typically managed by the company. Invesco hedges economically the exposure to market movements by holding these investments on its balance sheet and through total return swap financial instruments. U.S. GAAP requires the appreciation (depreciation) in the compensation liability to be expensed over the award vesting period in proportion to the vested amount of the award as part of compensation expense. The full value of the investment and financial instrument appreciation (depreciation) are immediately recorded below operating income in other gains and losses. This creates a timing difference between the recognition of the compensation expense and the investment gain or loss impacting net income attributable to Invesco Ltd. and diluted EPS which will reverse over the life of the award and net to zero at the end of the multi-year vesting period. During periods of high market volatility these timing differences impact compensation expense, operating income and operating margin in a manner which, over the life of the award, will ultimately be offset by gains and losses recorded below operating income on the Consolidated Statements of Income. The non-GAAP measures exclude the mismatch created by differing U.S. GAAP treatments of the market movement on the liability and the investments.

   Since these plans are hedged economically, management believes it is useful to reflect the offset ultimately achieved from hedging the investment market exposure in the calculation of adjusted operating income (and by calculation, adjusted operating margin) and adjusted net income (and by calculation, adjusted diluted EPS), to produce results that will be more comparable period to period. The related fund shares or swaps will have been purchased on or around the date of grant, eliminating any ultimate cash impact from market movements that occur over the vesting period.

   Additionally, dividend income from investments held to hedge economically deferred compensation plans is recorded as dividend income and as compensation expense on the company's Consolidated Statements of Income on the record dates. This dividend income is passed through to the employee participants in the plan and is not retained by the company. The non-GAAP measures exclude this dividend income and related compensation expense.

   See below for a reconciliation of deferred compensation related items:

$ in millions	2019	2018	2017	2016	2015
Market movement on deferred compensation plan liabilities:					
Compensation expense related to market valuation changes in deferred compensation liability	36.5	-3.2	20.3	8.1	4.3
Adjustments to operating income	36.5	-3.2	20.3	8.1	4.3
Market valuation changes and dividend income from investments and instruments held related to deferred compensation plans in other income/(expense)	-46.8	23.1	-27.6	-12.1	4.8
Taxation:					
Taxation on deferred compensation plan market valuation changes and dividend income less compensation expense	2.4	-4.5	2.7	1.5	-3.2
Adjustments to net income attributable to Invesco Ltd.	-7.9	15.4	-4.6	-2.5	5.9

6 **Other reconciling items:** Each of these other reconciling items has been adjusted from U.S. GAAP to arrive at the company's non-GAAP financial measures for the reasons either outlined in the paragraphs above, due to the unique character and magnitude of the reconciling item, or because the item represents a continuation of a reconciling item adjusted from U.S. GAAP in a prior period.

$ in millions	2019	2018	2017	2016	2015
Other non-GAAP adjustments:					
Regulatory charge[a]	–	–	–	1.0	13.1
Prior period impact of multi-year VAT tax recovery[b]	–	-22.8	–	–	–
Senior executive retirement and related costs[c]	–	–	19.7	–	–
Fund reimbursement expense[d]	–	–	–	–	4.7
Adjustments to operating income	–	-22.8	19.7	1.0	17.8
Foreign exchange hedge[e]	0.9	-8.2	20.6	-14.2	1.0
Employee benefit plan termination[f]	–	–	–	-8.6	–
Change in contingent consideration estimates[g]	7.8	-0.9	-7.6	7.4	-27.1
Foreign exchange gain related to business acquisitions[h]	–	–	-12.1	–	–
Other-than-temporary impairment[i]	–	–	–	17.8	–
Taxation:					
Taxation on regulatory-related charges[a]	–	–	–	-1.8	-2.7
Taxation on prior period impact of multi-year VAT tax recovery[b]	–	4.3	–	–	–
Taxation on senior executive retirement and related costs[c]	–	–	-5.9	–	–
Taxation on fund reimbursement expense[d]	–	–	–	–	-1.8
Taxation on foreign exchange hedge amortization[e]	-0.2	2.1	-7.8	5.0	–
Taxation on employee benefit plan termination[f]	–	–	–	3.3	–
Taxation on change in consideration estimates[g]	-1.0	0.2	2.9	-2.8	10.3
Taxation on foreign exchange gain related to business acquisitions[i]	–	–	2.3	–	–
Retroactive state tax adjustment[j]	–	–	12.2	–	–
Tax impact of regulation changes[j]	–	–	-130.7	–	–
Adjustments to net income attributable to Invesco Ltd.	7.5	-25.3	-106.4	7.1	-2.5

a. General and administrative expenses for 2015 include a provision of $12.6 million pertaining to regulatory actions and related legal fees of $0.5 million (2016: $1.0 million).

b. As a result of an increase in our recoverable VAT from applying additional regulatory guidance, a credit was recorded in the third quarter of 2018. The portion of the cumulative adjustment representing 2015 through 2017 has been removed for non-GAAP purposes.

c. Operating expenses for 2017 reflect the cost of multiple senior executive retirements. The costs incurred in one quarter was unprecedented and the company deemed it appropriate to adjust these costs from the U.S. GAAP total compensation in an effort to isolate and evaluate our level of compensation going forward. The result of this adjustment was $19.7 million related to accelerated vesting of deferred compensation and other separation costs.

d. General and administrative expenses for 2015 include charges of $4.7 million in respect of a multi-year fund reimbursement expense associated with historical private equity management fees. The charge resulted primarily from using a more appropriate methodology regarding the calculation of offsets to management fees.

e. Included within other gains and losses, net is the mark-to-market of foreign exchange put option contracts intended to provide protection against the impact of a significant decline in the Pound Sterling/U.S. Dollar and the Euro/U.S. Dollar foreign exchange rates. The Pound Sterling contracts provide coverage through June 30, 2020 and the Euro contracts provided coverage through December 27, 2017. The adjustment from U.S. GAAP to non-GAAP earnings removes the impact of market volatility; therefore, the company's non-GAAP results include only the amortization of the cost of the contracts during the contract period.

f. Employee benefit plan termination: Operating expenses for 2016 include an incremental credit of $8.6 million related to an employee benefit plan termination.

g. During 2015, the company acquired investment management contracts from Deutsche Bank and the purchase price was solely comprised of contingent consideration payable in future periods. Adjustment represents the change in the fair value of contingent consideration liability.

h. Other gains and losses for 2017 includes a realized gain of $12.1 million related to revaluation of Euros held in the UK in anticipation of payment for the European ETF business acquisition.

i. Other-than-temporary impairment includes an impairment charge of $17.8 million in 2016 that is related to the acquisition of Invesco Asset Management (India) Private Limited.

j. The income tax provision for 2017 includes a retroactive state tax expense of $12.2 million related to 2016 and prior open tax years caused by changes in state tax regulations. 2017 also included a $130.7 million tax benefit as a result of the revaluation of deferred tax assets and liabilities following the 2017 Tax Act enacted in the US.

7 Operating margin is equal to operating income divided by operating revenues.

8 Adjusted operating margin is equal to adjusted operating income divided by net revenues.

9 Adjusted diluted EPS is equal to adjusted net income attributable to Invesco Ltd. divided by the weighted average number of common and restricted shares outstanding. There is no difference between the calculated earnings per share amounts presented above and the calculated earnings per share amounts under the two class method.